SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 16, 2025

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Announcement of LM Ericsson Telephone Company, April 15, 2025 regarding “First quarter report 2025”

First quarter report 2025

Strategic highlights – solid momentum in technology leadership and programmable networks

●	Extending technology leadership with expanded high-performing and energy-efficient product portfolio.
●	First high-performing programmable networks partnership for Asia Pacific with Telstra announced.
●	Announced network API fraud detection deployment by all three USA operators and further Aduna partnerships.

Financial highlights – strong growth in gross income and margins

●	Organic sales were stable, with strong growth in market area Americas offset by declines in other market areas. Reported sales were SEK 55.0 (53.3) b.
●	Adjusted[1] gross income increased to SEK 26.7 (22.8) b. driven by sales growth and strong gross margin expansion. Reported gross income was SEK 26.5 (22.7) b.
●	Adjusted[1] gross margin was 48.5% (42.7%) supported by improvements in all segments with strong operational execution. Reported gross margin was 48.2% (42.5%).
●	Adjusted[1] EBITA was SEK 6.9 (5.1) b. with a 12.6% (9.6%) margin, benefiting from higher gross income. EBITA was SEK 6.7 (4.9) b. Q1 2024 included a one-time gain of SEK 1.9 b.
●	Net income was SEK 4.2 (2.6) b. EPS diluted was SEK 1.24 (0.77).
●	Free cash flow before M&A was SEK 2.7 (3.7) b.

Börje Ekholm, President and CEO, said: “We sustained solid momentum in Q1, despite a challenging and fast changing macro backdrop, and our results highlight our competitiveness. Our solid execution contributed to a strong 48.5% adjusted gross margin and 12.6% adjusted EBITA margin.

We extended our technology leadership position further and are on track to offer a portfolio of 130 radios this year that support programmable networks. In Q1, we announced the first Asia Pacific programmable network, including deployment of 5G Advanced, with Telstra.

Looking ahead, we remain confident of our strong position in Mobile Networks and expect Enterprise to stabilize during 2025. In the evolving global trade landscape and macro volatility, we continue to focus on controlling what we can control and delivering to our customers. We are not immune, but we are resilient, with well diversified production close to the customer and the flexibility to adapt to changing conditions over time.”

SEK b.	Q1 2025	Q1 2024	YoY change	Q4 2024	QoQ change
Net sales	55.0	53.3	3%	72.9	-25%
Organic sales growth * ²	-	-	0%	-	-
Gross margin ²	48.2%	42.5%	-	44.9%	-
EBIT	5.9	4.1	45%	8.0	-25%
EBIT margin ²	10.8%	7.7%	-	10.9%	-
EBITA ²	6.7	4.9	36%	8.6	-23%
EBITA margin ²	12.1%	9.2%	-	11.8%	-
Net income	4.2	2.6	61%	4.9	-14%
EPS diluted, SEK	1.24	0.77	61%	1.44	-14%
Free cash flow before M&A ²	2.7	3.7	-26%	15.8	-83%
Net cash, end of period ²	38.6	10.8	258%	37.8	2%

Adjusted financial measures ¹ ²
Adjusted gross margin	48.5%	42.7%	-	46.3%	-
Adjusted EBIT	6.2	4.3	44%	9.6	-35%
Adjusted EBIT margin	11.3%	8.1%	-	13.1%	-
Adjusted EBITA	6.9	5.1	36%	10.2	-32%
Adjusted EBITA margin	12.6%	9.6%	-	14.1%	-

* Sales adjusted for the impact of acquisitions and divestments and effects of foreign currency fluctuations.

1 Adjusted metrics are adjusted to exclude restructuring charges. This is a change in nomenclature only, compared with previous reports.

2 Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statement.

1 Ericsson | First quarter report 2025. April 15, 2025.

Amounts marked with an ‘*’ in this document represent sales growth adjusted for the impact of acquisitions and divestments and effects of foreign currency fluctuations, also named organic sales growth. These numbers present performance on a comparable basis to improve the comparability of results between periods. Organic sales growth figures are non-IFRS measures.

‘Adjusted’ metrics are adjusted to exclude restructuring charges and are non-IFRS measures. This is a change in nomenclature only.

See ‘Financial statements and other information’ for Alternative performance measures.

Group results

SEK b.	Q1 2025	Q1 2024	YoY change	Q4 2024	QoQ change
Net sales	55.0	53.3	3%	72.9	-25%
Organic sales growth ¹	-	-	0%	-	-
Gross income	26.5	22.7	17%	32.7	-19%
Gross margin	48.2%	42.5%	-	44.9%	-
Research and development (R&D) expenses	-12.0	-11.6	-	-13.9	-
Selling and administrative expenses	-8.6	-8.7	-	-10.5	-
Impairment losses on trade receivables	0.0	-0.3	-	0.0	-
Other operating income and expenses	0.0	2.0	-100%	-0.1	-
Share in earnings of associated companies	0.0	0.0	-	-0.3	-
EBIT	5.9	4.1	45%	8.0	-25%
EBIT margin ¹	10.8%	7.7%	-	10.9%	-
EBITA ¹	6.7	4.9	36%	8.6	-23%
EBITA margin ¹	12.1%	9.2%	-	11.8%	-
Financial income and expenses, net	-0.1	-0.5	-	-0.4	-
Income tax	-1.6	-1.0	-	-2.7	-
Net income	4.2	2.6	61%	4.9	-14%
Restructuring charges	-0.3	-0.2	-	-1.6	-

Adjusted financial measures ¹
Adjusted gross margin	48.5%	42.7%	-	46.3%	-
Adjusted EBIT	6.2	4.3	44%	9.6	-35%
Adjusted EBIT margin	11.3%	8.1%	-	13.1%	-
Adjusted EBITA	6.9	5.1	36%	10.2	-32%
Adjusted EBITA margin	12.6%	9.6%	-	14.1%	-

1 Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.

Net sales

Reported sales increased by 3% to SEK 55.0 (53.3) b., including a currency benefit of SEK 1.8 b. Networks sales grew by 6% to SEK 35.6 b. Cloud Software and Services sales were stable at SEK 13.0 b. while Enterprise sales declined by -1% to SEK 5.9 b. Sales in segment Other declined by -20% to SEK 0.5 b.

Organic sales were stable YoY. Networks sales grew by 3%* with growth in market area Americas offsetting lower sales in the other market areas, where customer investment levels remained low. Cloud Software and Services sales declined by -3%* as growth in market area South East Asia, Oceania and India was offset by sales decline in the other market areas. Sales in segment Enterprise declined by -7%*. Growth in Enterprise Wireless Solutions was more than offset by lower sales in Global Communications Platform, reflecting the decision to focus on more profitable market segments and to reduce activities in some countries.

IPR licensing revenue was SEK 3.2 (3.1) b. benefiting from new 5G patent licensing agreements signed in 2024. 82% of IPR licensing revenues are reported in segment Networks, with the remainder in Cloud Software and Services. Opportunities to further grow IPR licensing revenues remain.

Gross income and margin

Gross margin increased to 48.2% (42.5%) driven primarily by improved gross margin in Networks, benefiting from product and market mix, and improved supply chain efficiency. Gross margin also increased in Enterprise benefiting from prioritization of profitable market segments as well as in Cloud Software and Services, benefiting from product mix and improved delivery performance.

Gross income increased to SEK 26.5 (22.7) b. mainly as a result of sales and gross margin growth in Networks. Enterprise gross income increased, reflecting the focus on more profitable market segments. Prior years’ cost-reduction actions positively impacted gross margin and gross income in Mobile Networks. Gross income also had a SEK 0.8 b. currency benefit.

Adjusted gross income increased to SEK 26.7 (22.8) b., with a gross margin of 48.5% (42.7%).

Research and development (R&D) expenses

R&D expenses increased to SEK -12.0 (-11.6) b., including a SEK -0.2 b. currency impact. Increased investments in R&D for technology leadership and operational resiliency were partly offset by savings from cost-reduction actions.

Selling and administrative (SG&A) expenses

SG&A expenses were SEK -8.6 (-8.7) b., including a SEK -0.3 b. currency impact. Increased investments to improve operational effectiveness in Enterprise were offset by a SEK 0.4 b. benefit from lower amortization of intangible assets.

2 Ericsson | First quarter report 2025. April 15, 2025.	Group results

Other operating income and expenses

Other operating income and expenses were SEK 0.0 (2.0) b. Q1 2024 included a one-time gain of SEK 1.9 b. from the resolution of a commercial dispute.

Restructuring charges

Restructuring charges amounted to SEK -0.3 (-0.2) b. mainly related to redundancy activities. Gross income included SEK -0.2 (-0.1) b. of restructuring charges, while operating expenses included SEK -0.1 (-0.1) b. of restructuring charges.

EBITA

EBITA increased to SEK 6.7 (4.9) b. corresponding to an EBITA margin of 12.1% (9.2%). Higher gross income and broadly stable operating expenses were partly offset by lower Other operating income and expenses.

Adjusted EBITA increased to SEK 6.9 (5.1) b. with an adjusted EBITA margin of 12.6% (9.6%).

EBIT

EBIT increased to SEK 5.9 (4.1) b. with an EBIT margin of 10.8% (7.7%). Amortization impacted EBIT by SEK -0.7 (-0.8) b.

Adjusted EBIT increased to SEK 6.2 (4.3) b. The adjusted EBIT margin was 11.3% (8.1%).

Financial income and expenses, net

Financial income and expenses were SEK -0.1 (-0.5) b. Financial net increased primarily as a result of a higher net cash position and lower borrowings. The currency hedge effect was SEK 0.2 (0.1) b.

Income tax

Taxes were SEK -1.6 (-1.0) b. The effective tax rate was 28% (28%).

Net income

Net income increased to SEK 4.2 (2.6) b. The increase in EBIT and improved financial net were partly offset by higher taxes. Diluted EPS increased to SEK 1.24 (0.77).

Employees

The number of employees on March 31, 2025, was 92,866 compared with 94,236 on December 31, 2024.

3 Ericsson | First quarter report 2025. April 15, 2025.	Group results

Market area sales

SEK b.	Q1 2025	Q1 2024	YoY change	YoY organic growth	Q4 2024	QoQ change
Americas	20.8	16.4	26%	20%	25.7	-19%
Europe, Middle East and Africa	14.5	15.3	-5%	-7%	21.9	-34%
South East Asia, Oceania and India	7.2	8.6	-16%	-17%	8.4	-14%
North East Asia	3.2	3.4	-6%	-8%	7.1	-55%
Other	9.3	9.6	-3%	-6%	9.8	-4%

Of which IPR	3.2	3.1	3%	-	3.5	-9%
Total	55.0	53.3	3%	0%	72.9	-25%

Changes to market area structure

In February 2025, the Company announced a consolidation of its regional structure, organizing the market areas in a more efficient way. This consolidation resulted in two new market areas: Market Area Americas and Market Area Europe, Middle East and Africa.

Market Area Americas

Sales increased by 20%* YoY, with good growth in North America partly offset by lower sales in Latin America.

In North America, sales in Networks grew strongly, benefiting from previous contract wins and accelerated network investments by other customers, in part reflecting tariff uncertainty. Sales in Cloud Software and Services declined, impacted by the timing of project deliverables. In Latin America, sales decreased due to continued intense competition and lower customer network investments. Reported sales increased by 26% YoY.

In the quarter, it was announced that AT&T, T-Mobile and Verizon will deliver the first advanced Network APIs for number verification and SIM swap in the United States during 2025, to improve security and fraud detection.

Market Area Europe, Middle East and Africa

Sales declined by -7%* YoY. Sales in Europe were stable, supported by market share gains and network modernization. Sales declined in the Middle East as investment levels moderated following recent 5G build-outs, while sales in Africa decreased due to continued macroeconomic headwinds. Reported sales decreased by -5% YoY.

Market Area South East Asia, Oceania and India

Sales decreased by -17%* YoY. Networks sales declined primarily reflecting more normalized operator investment levels in India. Cloud Software and Services sales increased, reflecting timing of project deliverables. Reported sales declined by -16% YoY.

In the quarter, the first programmable network in Asia-Pacific was announced with Telstra, a multi-year core modernization was agreed with One New Zealand, and a 5G Core partnership with Bharti Airtel was announced.

Market Area North East Asia

Sales declined by -8%* YoY. Networks sales declined due to reduced customer investments in some 5G frontrunner markets. Cloud Software and Services sales declined reflecting timing of project deliverables. Reported sales declined by -6% YoY.

Market Area Other

Market area Other includes IPR licensing revenues and almost all sales in segment Enterprise. Sales decreased by -6%* due to sales decline in Enterprise. Reported sales decreased by -3% YoY.

In the quarter, a 5G private network deployment was announced with Jaguar Land Rover Automotive to leverage Ericsson’s high-speed, low latency, and secure private 5G solutions to enhance UK vehicle production with applications such as vision systems, IoT sensors, and production tools.

On April 3, 2025, an IPR partial settlement was announced that will benefit financials from Q2 2025.

4 Ericsson | First quarter report 2025. April 15, 2025.	Market area sales

Segment results

Mobile Networks –

Segment Networks

SEK b.	Q1 2025	Q1 2024	YoY change	Q4 2024
Net sales	35.6	33.7	6%	46.8
Of which IPR licensing revenues	2.6	2.5	3%	2.9
Organic sales growth	-	-	3%	-
Gross income	18.1	14.9	22%	22.3
Gross margin	50.8%	44.0%	-	47.7%
EBIT	7.0	4.2	69%	9.3
EBIT margin	19.8%	12.3%	-	19.8%
EBITA	7.4	4.2	76%	9.4
EBITA margin	20.7%	12.4%	-	20.0%
Restructuring charges	-0.1	-0.1	-	-0.7

Adjusted financial measures
Adjusted gross margin	51.0%	44.3%	-	49.1%
Adjusted EBIT	7.1	4.3	68%	10.0
Adjusted EBIT margin	20.1%	12.6%	-	21.4%
Adjusted EBITA	7.5	4.3	75%	10.1
Adjusted EBITA margin	21.0%	12.7%	-	21.6%

Breakdown of sales into products, services and IPR licensing is available in note 3.

Net sales

Sales increased by 3%*, driven by good growth in market area Americas, offsetting a sales decline in the other market areas. Reported sales increased by 6% YoY to SEK 35.6 (33.7) b., including a currency benefit of SEK 1.1 b.

Sales in North America grew strongly, benefiting from earlier contract wins and accelerated network investments by other customers, in part reflecting tariff uncertainty. Sales declined significantly in market area South East Asia, Oceania and India, mainly due to lower sales in India after relatively strong sales in Q1 2024, as well as in market area Europe, Middle East and Africa due to lower sales in Middle East and Africa.

Gross income and margin

Adjusted gross margin increased to 51.0% (44.3%), benefiting from product and market mix, as well as supply chain efficiency improvements and prior years’ cost-reduction actions. Adjusted gross income increased to SEK 18.2 (14.9) b.

EBITA

Adjusted EBITA increased to SEK 7.5 (4.3) b. YoY and the margin was 21.0% (12.7%). The benefit of higher gross income and continued efficiency improvements was partly offset by increased R&D investments. The R&D investments support the strategy to build high-performing programmable networks and ensure continued technology leadership.

Net sales rolling four quarters were SEK 160.1 b. and the adjusted EBITA margin rolling four quarters was 19.3%.

Mobile Networks –

Segment Cloud Software and Services

SEK b.	Q1 2025	Q1 2024	YoY change	Q4 2024
Net sales	13.0	13.0	-1%	19.5
Of which IPR licensing revenues	0.6	0.6	3%	0.6
Organic sales growth	-	-	-3%	-
Gross income	5.1	4.8	5%	7.2
Gross margin	39.1%	37.1%	-	37.2%
EBIT (loss)	0.1	-0.4	-	1.1
EBIT margin	0.5%	-2.8%	-	5.6%
EBITA (loss)	0.1	-0.4	-	1.1
EBITA margin	0.6%	-2.7%	-	5.7%
Restructuring charges	-0.1	-0.1	-	-0.7

Adjusted financial measures
Adjusted gross margin	39.9%	37.4%	-	39.0%
Adjusted EBIT (loss)	0.1	-0.3	-	1.8
Adjusted EBIT margin	1.1%	-2.3%	-	9.2%
Adjusted EBITA (loss)	0.2	-0.3	-	1.8
Adjusted EBITA margin	1.2%	-2.3%	-	9.3%

Breakdown of sales into products, services and IPR licensing is available in note 3.

Net sales

Sales decreased by -3%*. Sales increased in market area South East Asia, Oceania and India, benefiting from strong project deliveries in India, offset by lower sales in the other market areas, reflecting timing of project deliverables. Reported sales were stable at SEK 13.0 b., including a currency benefit of SEK 0.4 b. and slight growth in core networks. Services accounted for 64% of sales.

Gross income and margin

Adjusted gross margin increased to 39.9% (37.4%), benefiting from product mix, with higher share of software sales, and the strategic focus on improving commercial discipline and delivery performance. Adjusted gross income increased to SEK 5.2 (4.9) b.

EBITA (loss)

Adjusted EBITA (loss) was SEK 0.2 (-0.3) b. with a margin of 1.2% (-2.3%). The benefit of improved gross income was further supported by lower operating expenses as a result of prior years’ cost-reduction actions. Strategy execution, with a focus on commercial discipline, acceleration of automation, and scalable software deployments, continues.

Net sales rolling four quarters were SEK 62.6 b. and the adjusted EBITA margin rolling four quarters was 4.0%.

5 Ericsson | First quarter report 2025. April 15, 2025.	Segment results

Enterprise –

Segment Enterprise

SEK b.	Q1 2025	Q1 2024	YoY change	Q4 2024
Net sales	5.9	6.0	-1%	6.1
Of which Global Comms Platform (Vonage)	3.4	3.7	-9%	3.4
Of which Enterprise Wireless Solutions	1.2	1.0	20%	1.4
Organic sales growth	-	-	-7%	-
Gross income	3.3	2.9	17%	3.3
Gross margin	56.3%	48.0%	-	54.3%
EBIT (loss)	-1.0	-1.6	-	-1.9
EBIT margin	-17.1%	-26.5%	-	-30.8%
EBITA (loss)	-0.6	-0.8	-	-1.3
EBITA margin	-10.5%	-13.7%	-	-21.8%
Restructuring charges	-0.1	0.0	-	-0.2

Adjusted financial measures
Adjusted gross margin	56.2%	48.1%	-	54.3%
Global Comms Platform (Vonage)	51.0%	43.0%	-	49.6%
Enterprise Wireless Solutions	58.5%	57.2%	-	57.5%
Adjusted EBIT (loss)	-0.9	-1.5	-	-1.7
Adjusted EBIT margin	-15.5%	-25.9%	-	-28.3%
Adjusted EBITA (loss)	-0.5	-0.8	-	-1.2
Of which Global Comms Platform (Vonage) ¹	-0.5	-0.3	-	-0.6
Of which Enterprise Wireless Solutions ¹	-0.3	-0.4	-	-0.5
Adjusted EBITA margin	-8.9%	-13.1%	-	-19.3%

1Common costs are included at segment level only (not distributed within the segment).

Net sales

Sales declined by -7%* YoY, with lower sales in Global Communications Platform partly offset by growth in Enterprise Wireless Solutions. Reported sales decreased by -1% YoY to SEK 5.9 (6.0) b., including a currency benefit of SEK 0.4 b.

Reported sales in Enterprise Wireless Solutions grew by 20% YoY, driven by higher subscription and product sales in WWAN and continued growth in Private 5G and Neutral Host solutions.

Reported sales in Global Communications Platform declined by -9% YoY, impacted by the decision to focus on more profitable market segments and to reduce activities in some countries.

Gross income and margin

Adjusted gross margin increased to 56.2% (48.1%), benefiting from the decision to focus on more profitable market segments in Global Communications Platform. Adjusted gross income increased to SEK 3.3 (2.9) b. reflecting the decision to focus on more profitable market segments, as well as the timing of payments in Technologies and New Businesses.

EBITA (loss)

Adjusted EBITA (loss) was SEK -0.5 (-0.8) b. The improvement YoY primarily reflected higher gross income. Adjusted EBITA margin was -8.9% (-13.1%).

Investments to improve operational effectiveness in Global Communications Platform increased, offset by lower amortization of intangible assets following the impairment in 2024.

Net sales rolling four quarters were SEK 24.8 b. and the adjusted EBITA margin rolling four quarters was -15.0%.

Segment Other

SEK b.	Q1 2025	Q1 2024	YoY change	Q4 2024
Net sales	0.5	0.6	-20%	0.6
Organic sales growth	-	-	-23%	-
Gross income	0.0	0.1	-83%	-0.2
Gross margin	3.8%	18.2%	-	-29.5%
EBIT (loss)	-0.2	1.9	-	-0.5
EBIT margin	-35.0%	317.5%	-	-93.5%
EBITA (loss)	-0.2	1.9	-	-0.5
EBITA margin	-35.0%	317.5%	-	-93.5%
Restructuring charges	0.0	0.0	-	0.0

Adjusted financial measures
Adjusted gross margin	4.2%	18.2%	-	-22.7%
Adjusted EBIT (loss)	-0.2	1.9	-	-0.5
Adjusted EBIT margin	-34.6%	319.5%	-	-85.9%
Adjusted EBITA (loss)	-0.2	1.9	-	-0.5
Adjusted EBITA margin	-34.6%	319.5%	-	-85.9%

Net sales

Reported sales declined to SEK 0.5 (0.6) b. reflecting the divestment of the IoT business, partly offset by a slight increase in sales in the media businesses.

Gross income and margin

Adjusted gross income was SEK 0.0 (0.1) b. Adjusted gross margin was 4.2% (18.2%).

EBITA (loss)

Adjusted EBITA (loss) was SEK -0.2 (1.9) b. Q1 2024 included a one-time gain of SEK 1.9 b. from the resolution of a commercial dispute.

Net sales rolling four quarters were SEK 2.1 b.

6 Ericsson | First quarter report 2025. April 15, 2025.	Segment results

Cash flow and financial position

Free cash flow bridge, SEK b.	Q1 2025	Q1 2024	Q4 2024
Adjusted EBITA	6.9	5.1	10.2
Depreciation and amortization of non-acquired assets	2.0	1.8	2.1
Restructuring charges	-0.3	-0.2	-1.6
Changes in operating net assets	-2.8	0.7	7.8

Interest paid/received, taxes paid, and other	-1.5	-2.4	-1.1
Cash flow from operating activities	4.4	5.1	17.5
Net capex and other investing activities	-1.1	-0.8	-1.1

Repayment of lease liabilities	-0.6	-0.6	-0.6
Free cash flow before M&A	2.7	3.7	15.8

Cash flow from operating activities	4.4	5.1	17.5
Cash flow from investing activities	1.3	-1.3	-8.3
Cash flow from financing activities	-0.7	-8.5	-5.4

SEK b.	Mar 31 2025	Mar 31 2024	Dec 31 2024
Gross cash	74.2	52.0	75.9
- Borrowings, current	5.6	8.5	6.1

- Borrowings, non-current	29.9	32.7	31.9
Net cash	38.6	10.8	37.8
Equity	84.9	107.6	93.0
Equity ratio (%)	30.5%	35.9%	31.8%
Capital turnover (times)	1.6	1.4	1.5
Return on capital employed (%)	3.8%	-10.5%	2.6%

Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.

Cash flow

Cash flow from operating activities was SEK 4.4 (5.1) b. The benefit of increased earnings and lower interest costs was offset by higher operating net assets.

Operating net assets increased, as higher variable incentive and restructuring payments were partly offset by lower operating working capital. Operating working capital decreased by SEK 6.2 b., benefiting from annual IPR payments received in the quarter.

Cash flow from investing activities was SEK 1.3 (-1.3) b. driven by investments in property, plant and equipment and in product development, offset by a positive effect from interest-bearing securities.

Cash flow from financing activities was SEK -0.7 (-8.5) b. mainly driven by repayment of lease liabilities. SEK 1.6 b. of commercial paper was repaid during the quarter, offset by positive effect from received collateral on derivatives. Q1 2024 included SEK -8.4 b. net repayment of long-term borrowings.

Financial position

Gross cash decreased sequentially by SEK -1.7 b. to SEK 74.2 b. driven by positive free cash flow before M&A, offset by a negative effect of exchange rate changes on cash. Ericsson has unutilized committed credit facilities of SEK 30.1 b. (USD 3.0 b.).

The average maturity of parent company borrowings was 3.5 years as of March 31, 2025, compared with 3.7 years as of March 31, 2024.

Net cash increased sequentially by SEK 0.8 b. to SEK 38.6 b. The benefit of positive free cash flow was partly offset by negative currency impacts on cash and borrowings.

Liabilities for post-employment benefits decreased to SEK 21.8 b. from SEK 24.4 b. The Swedish defined benefit obligation (DBO) was calculated using a discount rate based on the yields of Swedish government bonds. If the discount rate had been based on Swedish covered mortgage bonds, the liability for post-employment benefits would have been approximately SEK 12.2 b. (SEK 9.6 b. lower than current DBO).

7 Ericsson | First quarter report 2025. April 15, 2025.	Cash flow and financial position

Key data points

Market

Dell’Oro estimates that the global RAN equipment market will remain stable in 2025.

Source: Dell’Oro Mobile RAN Quarterly Report Q424, March 2025.

Ericsson

Net sales

Reported average seasonality last 3 years (2022–2024), %.

	Q4gQ1	Q1gQ2	Q2gQ3	Q3gQ4
Networks	-24%	+8%	+3%	+16%
Cloud Software and Services	-33%	+15%	+1%	+33%

Net sales may show large variations between quarters, including currency changes.

Currency exposure

Rule of thumb: A 10% appreciation/depreciation in the USD vs. SEK would have a positive/negative impact of approximately 5% on net sales.

Amortization of intangible assets

Amortization of intangible assets is expected to be around SEK -0.5 b. per quarter, of which approximately SEK -0.4 b. related to segment Enterprise.

Restructuring charges

Restructuring charges for 2025 are expected to remain at elevated levels.

Segments

There remains increased uncertainty on the outlook for Q2 2025, both in terms of potential for further tariff changes as well as in the broader macroeconomic environment.

Networks

Sales growth in Q2 2025 is expected to be broadly similar to 3-year average seasonality.

Based on our current assessment of announced tariffs, and including a negative impact from tariffs estimated at approximately 1 percentage point, adjusted gross margin in Q2 is expected to be in the range of 48% to 50%.

Cloud Software and Services

Sales growth in Q2 2025 is expected to be broadly similar to 3-year average seasonality.

8 Ericsson | First quarter report 2025. April 15, 2025.	Key data points

Parent Company

Income after financial items January – March 2025, was SEK 0.3 (2.6) b.

At the end of the quarter, gross cash (cash, cash equivalents plus interest-bearing securities, current and non-current) amounted to SEK 61.2 (37.1) b.

There was a decrease in intercompany lending of SEK 1.3 b. and an increase in intercompany borrowing of SEK 0.2 b. in the quarter.

At the end of the quarter, non-restricted equity amounted to SEK 13.0 (29.8) billion, and total equity amounted to SEK 61.3 (78.0) b.

The proposed dividend for 2024 of SEK 2.85 per share was approved by the AGM on March 25, 2025. The dividend will be paid in two installments. The first dividend payment of SEK 1.43 per share was made with the record date of March 27, 2025, with a payment date of April 1, 2025. The second dividend payment of SEK 1.42 per share will be made with the record date September 29, 2025, with an expected payment date of October 2, 2025.

The holding of treasury stock on March 31, 2025, was 15,579,561 Class B shares.

9 Ericsson | First quarter report 2025. April 15, 2025.	Parent Company

Other information

Legal proceedings involving governmental authorities

In February 2022, Ericsson publicly disclosed that an internal investigation in 2019 included a review of the conduct of Ericsson employees, vendors and suppliers in Iraq during the period between 2011 to 2019. The investigators could not determine the ultimate recipients of any payments, nor identify that any Ericsson employee was directly involved in financing terrorist organizations. The Company’s 2019 internal Iraq investigation did not conclude that Ericsson made or was responsible for any payments to any terrorist organization.

The Company continues to fully cooperate with the DOJ in its investigation into matters discussed in the 2019 internal Iraq investigation report and related topics concerning jurisdictions including Iraq, and the Company is providing additional documents and other information which continue to be requested by the DOJ. As additional information continues to be identified and evaluated in continued cooperation with the DOJ during its ongoing investigation, it is expected that there will not be any conclusive determinations on the outcome until the investigation is completed. The scope and duration of the investigation remains uncertain.

As part of its defense to a now settled patent infringement lawsuit filed by Ericsson in 2013 in the Delhi High Court against Indian handset company Micromax, Micromax filed a complaint against Ericsson with the Competition Commission of India. The Competition Commission of India decided to refer the case to the Director General’s Office for an in-depth investigation. The Competition Commission of India opened similar investigations against Ericsson in January 2014 based on claims made by Intex Technologies (India) Limited and, in 2015, based on a now settled claim from iBall. Ericsson has challenged Competition Commission of India’s jurisdiction in these cases before the Delhi High Court. On July 13, 2023, the Division Bench of the Delhi High Court found that in this instance the Competition Commission of India has no power to conduct the pending investigations against Ericsson. The Competition Commission of India has appealed this order to the Supreme Court of India.

In April 2019, Ericsson was informed by China’s State Administration for Market Regulation Anti-monopoly Bureau (SAMR) that SAMR has initiated an investigation into Ericsson’s patent licensing practices in China. Ericsson is cooperating with the investigation, which is still in a fact-finding phase. The next steps include continued fact-finding and meetings with SAMR in order to facilitate the authority’s assessment and conclusions. In case of adverse findings, SAMR has the power to impose behavioral and financial remedies.

Legal proceedings not involving governmental authorities

In August 2022, a civil lawsuit was filed in the United States District Court for the District of Columbia against Telefonaktiebolaget LM Ericsson and Ericsson Inc. (collectively, the “Ericsson defendants”). The lawsuit was brought by US military service members, employees of US government contractors and other civilians who were killed or injured in terrorist attacks in Iraq, Afghanistan and Syria from 2005 to 2021, as well as by their family members. The lawsuit asserts claims against the Ericsson defendants under the U.S. Anti-Terrorism Act alleging that the Ericsson defendants made payments that ultimately aided the terrorist organizations that committed, planned or authorized the attacks. In November 2022, the Ericsson defendants filed a motion to dismiss the complaint. On December 20, 2022, plaintiffs filed an amended complaint, which added additional plaintiffs, including a plaintiff injured in Turkey, and also named Ericsson AB (collectively with the Ericsson defendants, the “Ericsson corporate defendants”), President and CEO Börje Ekholm and a former employee (who has not been served with process) as additional defendants and also asserted additional allegations and claims. In March 2023, the Ericsson corporate defendants and Mr. Ekholm filed motions to dismiss the amended complaint. Plaintiffs filed their oppositions to defendants’ motions to dismiss the amended complaint in June 2023, and defendants filed reply briefs in support of their motions to dismiss in July 2023. All briefing has been submitted, and resolution of the matter is pending with the District Court. All defendants will continue to vigorously defend this matter.

In February 2024, a second civil lawsuit also alleging violations of the U.S. Anti-Terrorism Act was filed in the United States District Court for the District of Columbia. The lawsuit was filed by the same law firm and involves substantially similar factual allegations and claims as those made in the Anti-Terrorism Act lawsuit originally filed in August 2022, and similarly names the same Ericsson corporate defendants, President and CEO Börje Ekholm and a former employee as defendants. The new lawsuit was brought by additional US military service members, employees of US government contractors and other civilians who were killed or injured in terrorist attacks in Iraq, Afghanistan, Syria, Turkey, Niger, and France from 2005 to 2021, as well as by their family members. The District Court for the District of Columbia has stayed the proceedings in this matter pending its decision on the motions to dismiss in the earlier-filed suit. The defendants will vigorously defend this matter.

Beginning on August 4, 2023, a number of civil lawsuits have been filed against Telefonaktiebolaget LM Ericsson in Solna District Court, Sweden. 93 claimants have filed suit, which are coordinated and financed by a UK-based litigation funder. The claimants consist of a group of non-Swedish funds and financial institutions that allegedly are or have been shareholders of the Company. Their damages claims are primarily based on alleged inadequate disclosure of the contents of the Company’s 2019 internal Iraq investigation report. Ericsson filed its statement of defense on March 15, 2024. On February 14, 2025, the District Court ordered Ericsson to produce the 2019 internal Iraq investigation report to the claimants’ external counsel. Ericsson has appealed the decision. While proceedings on the merits of the case are stayed pending final resolution of the document production issue, the District Court has scheduled a preliminary

10 Ericsson | First quarter report 2025. April 15, 2025.	Other information

hearing for October 16, 2025. Ericsson will continue to vigorously defend this matter.

As previously disclosed, Ericsson has been involved in a global patent infringement dispute with certain Lenovo entities since October 2023. On April 3, 2025, the parties reached a partial settlement, entering into a global patent license agreement. The parties have agreed to withdraw from all pending legal proceedings and submit the outstanding portion of the dispute to arbitration.

The Company actively manages its IPR portfolio and its need for third-party licenses and is involved from time to time, in the ordinary course of business, in litigation related thereto, as plaintiff, defendant and other capacities.

In addition to the proceedings discussed above, the Company is, and in the future may be, involved in various other regulatory investigations, lawsuits, claims (including claims by third-parties the Company has indemnified against infringement liability or provided guarantees to) and proceedings incidental to the ordinary course of business.

PRESS RELEASES

Feb 05, 2025	Ericsson appoints Charlotte Levert as Chief People Officer

Feb 25, 2025	Ericsson announces changes to the Executive Team and to the Market Area structure

Mar 25, 2025	Ericsson’s Annual General Meeting 2025

11 Ericsson | First quarter report 2025. April 15, 2025.	Other information

Risk factors

Ericsson is exposed to a number of risks in its activities. To stimulate identification and support cross-functional treatment within the Ericsson Group, risks are grouped in a number of categories, including, for example, risks relating to technology, IPR, compliance, project execution, operations, products and services, treasury and accounting, the geopolitical environment, M&A, cybersecurity and occupational health and safety. Ericsson’s risk management is embedded into strategy development and operational processes, and material Group risks are regularly assessed and reviewed by executives as required by Ericsson’s Material Group Risk Protocol to ensure accountability, effectiveness, efficiency, business continuity and compliance. Risks are defined in both a short-term and long-term perspective and are related to long-term objectives and strategic direction as well as to short-term objectives. Risk factors and uncertainties of relevance to Ericsson are described in the Ericsson Annual Report 2024 and in the Annual Report on Form 20-F for the year ended December 31, 2024 (in the following, the “Annual Report 2024”). See also the risks set out in the section titled “Forward-looking statements.”

Stockholm, April 15, 2025

Telefonaktiebolaget LM Ericsson

Börje Ekholm, President and CEO

Org. No. 556016-0680

This report has not been reviewed by Telefonaktiebolaget LM

Ericsson auditors.

Date for next report: July 15, 2025

12 Ericsson | First quarter report 2025. April 15, 2025.	Risk factors

Editor’s note

Media and analyst briefing

Ericsson invites media, investors and analysts to a conference call and live video webcast at 9:00 AM CEST on April 15, 2025.

Link to the webcast, dial-in to audio conference, supporting material and replay will be available at:

www.ericsson.com/investors and

www.ericsson.com/newsroom

For further information, please contact:

Lars Sandström, Senior Vice President, Chief Financial Officer

Phone: +46 72 161 20 04

E-mail: investor.relations@ericsson.com

Stella Medlicott, Senior Vice President, Chief Marketing and

Communications Officer

Phone: +46 73 095 65 39

E-mail: media.relations@ericsson.com

Telefonaktiebolaget LM Ericsson

Org. number: 556016-0680

Torshamnsgatan 21

SE-164 83 Stockholm

Phone: +46 10 719 00 00

www.ericsson.com

Investors

Daniel Morris, Vice President,

Head of Investor Relations

Phone: +44 7386 657217

E-mail: investor.relations@ericsson.com

Lena Häggblom, Director,

Investor Relations

Phone: +46 72 593 27 78

E-mail: lena.haggblom@ericsson.com

Alan Ganson, Director,

Investor Relations

Phone: +46 70 267 27 30

E-mail: alan.ganson@ericsson.com

Media

Ralf Bagner, Head of Media Relations

Phone: + 46 76 128 47 89

E-mail: media.relations@ericsson.com

Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

13 Ericsson | First quarter report 2025. April 15, 2025.	Editor’s Note

Forward-looking statements

This report includes forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “expect,” “foresee,” “anticipate,” “assume,” “intend,” “likely,” “projects,” “may,” “could,” “plan,” “estimate,” “forecast,” “will,” “should,” “would,” “predict,” “aim,” “ambition,” “seek,” “potential,” “target,” “might,” “continue,” or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements. These statements are subject to risks and uncertainties that could cause actual results to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking statements, including, in particular the following:

–

Potential material additional liability resulting from past conduct, including allegations of past conduct that remains unresolved or unknown in multiple jurisdictions including Iraq, which remains the subject of ongoing investigations by Ericsson and US governmental authorities

–

Risks related to internal controls and governance, including the potential to incur material liability in connection with internal controls surrounding payments made to third parties in connection with past conduct in multiple jurisdictions including Iraq which remains the subject of ongoing investigations by Ericsson and US governmental authorities

–

The risk that the ongoing investigations by Ericsson and US governmental authorities result in a conclusion by Ericsson or US governmental authorities that the Company’s past conduct included making or having responsibility for making payments to a terrorist organization or other improper payments, which could lead to material additional liability

–

Risks related to our ongoing compliance with obligations under the National Security Agreement entered into in connection with Ericsson’s acquisition of Vonage, which may adversely affect the Vonage business and subject the Company to additional liabilities

–	Our goals, strategies, planning assumptions and operational or financial performance expectations
–	Macroeconomic conditions, including inflationary pressures and effects on customer investments, market recovery and growth
–	Ongoing geopolitical and trade uncertainty, including challenging global economic conditions, market trends and the imposition of tariffs and sanctions
–	Continued growth of mobile communications, the success of our existing and targeted customer base, and our ability to maintain technology leadership
–

Success in implementing key strategies, including improving profitability, capturing 5G market opportunities, capitalizing on network API and Enterprise opportunities, and expected benefits from restructuring activities

–	Risks related to cybersecurity and privacy, security and data localization
–	Industry trends, future characteristics and development of the markets in which we operate
–	Risks of global operations, including legal and regulatory requirements and uncertainties, and unfavorable lawsuits and legal proceedings
–	Our future liquidity, capital resources, capital expenditures, cost savings and profitability, and risks related to financial condition
–	The expected demand for our existing and new products and services as well as plans to launch new products and services including research and development expenditures
–	Our ability to deliver on future plans and achieve future growth
–	The expected operational or financial performance of strategic cooperation activities and joint ventures
–

Risks related to acquisitions and divestments that may be disruptive and incur significant expenses, including our ability to successfully consummate such transactions, protect the value of acquisitions during integration, or achieve the value anticipated with an acquisition

–	Trends related to our industry, including our regulatory environment, competition and customer structure
–	Intense competition from existing competitors, and new entrants, including vendor consolidation
–	Limited number of third-party suppliers, large, multi-year agreements with limited number of key customers, and operator consolidation
–	Risks related to intellectual property, key employees, and unforeseen risks and disruptions due to natural or man-made events
–	Risks related to environmental, social and business conduct
–

Extent of impairment impacts on cash flow and dividend capacity in future periods, which is assessed based on full-year performance and is impacted by a variety of factors, including earnings, business outlook and financial position

–

Other factors included in our filings with the SEC, including the factors described throughout this report, included in the section Risk Factors, and in “Risk Factors” in the Annual Report 2024, as updated by subsequent reports filed with the SEC.

These forward-looking statements also represent our estimates, assumptions and expectations only as of the date that they were made, and to the extent they represent third-party data, we have not undertaken to independently verify such third-party data and do not intend to do so. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements and are urged to carefully review and consider the various disclosures made in this report and in other documents we file from time to time with our regulators that disclose risks and uncertainties that may affect our business. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this report, to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulations.

14 Ericsson | First quarter report 2025. April 15, 2025.	Forward-looking statements

Financial statements and other information

15 Ericsson | First quarter report 2025. April 15, 2025.	Financial statements and other information

Financial statements (unaudited)

Condensed consolidated income statement

			Q1

SEK million	Note	2025	2024	Change
Net sales	2	55,025	53,325	3%

Cost of sales		-28,488	-30,667	-7%
Gross income	2	26,537	22,658	17%
Research and development expenses		-12,032	-11,571	4%
Selling and administrative expenses		-8,621	-8,691	-1%

Impairment losses on trade receivables		32	-257	-112%
Operating expenses		-20,621	-20,519	0%
Other operating income and expenses 1)		8	1,975	-100%

Share of earnings of associated companies		7	-14	-150%
Earnings before financial items and income tax (EBIT)	2	5,931	4,100	45%

Financial income and expenses, net	3	-74	-471	-84%
Income after financial items		5,857	3,629	61%

Income tax		-1,640	-1,016	61%
Net income		4,217	2,613	61%

Net income attributable to:
Owners of the Parent Company		4,149	2,559
Non-controlling interests		68	54
Other information
Average number of shares, basic (million)	8	3,333	3,331
Earnings per share, basic (SEK) 2)	8	1.25	0.77
Earnings per share, diluted (SEK) 2) 3)	8	1.24	0.77

1)	Q1 2024 includes a one-time gain of SEK 1.9 billion from the resolution of a commercial dispute.
2)	Based on net income attributable to owners of the Parent Company.
3)	Potential ordinary shares are not considered when their conversion to ordinary shares would improve earnings per share.

Condensed statement of comprehensive income (loss)

	Q1

SEK million	2025	2024
Net income	4,217	2,613
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit pension plans	2,711	5,061
Revaluation of credit risk on borrowings	28	-327
Tax on items that will not be reclassified to profit or loss	-476	-926
Items that have been or may be reclassified to profit or loss
Cash flow hedge reserve
Gains/losses arising during the period	2,929	-2,583
Reclassification adjustments on gains/losses included in profit or loss	293	40
Translation reserves
Changes in translation reserves	-7,616	6,074
Reclassification to profit or loss	-	-103
Share of other comprehensive income of associated companies	-50	37

Tax on items that have been or may be reclassified to profit or loss	-664	524

Total other comprehensive income (loss), net of tax	-2,845	7,797
Total comprehensive income	1,372	10,410

Total comprehensive income (loss) attributable to:
Owners of the Parent Company	1,215	10,439
Non-controlling interests	157	-29

16 Ericsson | First quarter report 2025. April 15, 2025.	Financial statements

Condensed consolidated balance sheet

		Mar 31	Dec 31

SEK million	Note	2025	2024

Assets
Non-current assets
Intangible assets
Capitalized development expenses		4,409	4,593
Goodwill		51,511	56,077
Customer relationships, IPR and other intangible assets		6,962	7,954
Property, plant and equipment		9,810	10,545
Right-of-use assets		5,998	6,487
Financial assets
Equity in associated companies		1,294	1,179
Other investments in shares and participations	5	1,777	2,029
Customer finance, non-current	5	27	190
Interest-bearing securities, non-current	5	24,436	19,440
Other financial assets, non-current	5	5,726	5,161

Deferred tax assets		22,537	24,412
		134,487	138,067
Current assets
Inventories		27,649	27,125
Contract assets		5,735	6,924
Trade receivables	5	41,428	44,151
Customer finance, current	5	2,396	4,332
Current tax assets		5,126	6,083
Other current receivables		11,420	9,261
Interest-bearing securities, current	5	5,147	12,546

Cash and cash equivalents	5	44,590	43,885
		143,491	154,307

Total assets		277,978	292,374

Equity and liabilities
Equity
Stockholders’ equity		86,039	94,284

Non-controlling interest in equity of subsidiaries		-1,181	-1,301
		84,858	92,983
Non-current liabilities
Post-employment benefits		21,830	24,448
Provisions, non-current	4	2,541	3,511
Deferred tax liabilities		1,365	1,295
Borrowings, non-current	5	29,929	31,904
Lease liabilities, non-current		4,970	5,363

Other non-current liabilities		888	996
		61,523	67,517
Current liabilities
Provisions, current	4	6,552	8,204
Borrowings, current	5	5,597	6,137
Lease liabilities, current		1,922	2,132
Contract liabilities		46,757	41,229
Trade payables	5	26,450	30,173
Current tax liabilities		2,664	3,322

Other current liabilities		41,655	40,677
		131,597	131,874

Total equity and liabilities		277,978	292,374

17 Ericsson | First quarter report 2025. April 15, 2025.	Financial statements

Condensed consolidated statement of cash flows

		Q1		Jan-Dec

SEK million	Note	2025	2024	2024
Operating activities
Net income		4,217	2,613	374
Adjustments for
Taxes		1,754	1,273	2,540
Earnings/dividends in associated companies		2	3	459
Depreciation, amortization and impairment losses	6	2,750	2,612	25,734
Other		115	340	1,884
		8,838	6,841	30,991

Changes in operating net assets
Inventories		-2,268	2,735	10,208
Customer finance, current and non-current		1,864	2,134	2,755
Trade receivables and contract assets		-312	236	2,576
Trade payables		-1,572	-4,022	496
Provisions and post-employment benefits		-2,315	-2,270	-53
Contract liabilities		8,596	6,520	4,598

Other operating assets and liabilities, net		-6,830	-4,600	2,237
		-2,837	733	22,817

Interest received		676	391	1,800
Interest paid		-771	-1,297	-3,043
Taxes paid		-1,548	-1,593	-6,304

Cash flow from operating activities		4,358	5,075	46,261

Investing activities
Investments in property, plant and equipment	6	-729	-434	-2,340
Sales of property, plant and equipment		39	24	116
Acquisitions/divestments of subsidiaries and other operations, net		-4	-106	-311
Product development	6	-307	-386	-1,300
Purchase of interest-bearing securities		-6,520	-1,618	-19,622
Sales of interest-bearing securities		5,704	2,204	11,247

Other investing activities	6	3,122	-1,025	-3,742
Cash flow from investing activities		1,305	-1,341	-15,952

Financing activities
Proceeds from issuance of borrowings		-	1,967	3,615
Repayment of borrowings		-79	-10,401	-15,917
Dividends paid		-	-	-9,233
Repayment of lease liabilities		-593	-601	-2,492

Other financing activities		-60	538	162
Cash flow from financing activities		-732	-8,497	-23,865

Effect of exchange rate changes on cash		-4,226	1,421	2,251

Net change in cash and cash equivalents		705	-3,342	8,695

Cash and cash equivalents, beginning of period		43,885	35,190	35,190

Cash and cash equivalents, end of period		44,590	31,848	43,885

18 Ericsson | First quarter report 2025. April 15, 2025.	Financial statements

Condensed consolidated statement of changes in equity

	Jan-Mar		Jan-Dec

SEK million	2025	2024	2024
Opening balance	92,983	97,408	97,408
Total comprehensive income	1,372	10,410	4,715
Sale/repurchase of own shares	-	-	-21
Share issue, net	-	-	21
Long-term variable compensation plans	38	25	93

Dividends to shareholders 1)	-9,535	-204	-9,233
Closing balance	84,858	107,639	92,983

1)	Jan-Mar 2025 includes accrual of SEK 9,535 million for the proposed dividend approved by the Annual General Meeting on March 25, 2025.

Condensed consolidated income statement – isolated quarters

	2025	2024

Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Net sales	55,025	72,913	61,794	59,848	53,325

Cost of sales	-28,488	-40,206	-33,609	-34,033	-30,667
Gross income	26,537	32,707	28,185	25,815	22,658
Research and development expenses 1)	-12,032	-13,877	-13,140	-14,926	-11,571
Selling and administrative expenses 1)	-8,621	-10,512	-9,380	-23,074	-8,691

Impairment losses on trade receivables	32	-2	78	-84	-257
Operating expenses	-20,621	-24,391	-22,442	-38,084	-20,519
Other operating income and expenses 2)	8	-50	4	-1,299	1,975

Share of earnings of associated companies	7	-308	27	49	-14
Earnings (loss) before financial items and income tax (EBIT)	5,931	7,958	5,774	-13,519	4,100

Financial income and expenses, net	-74	-391	-501	-361	-471
Income (loss) after financial items	5,857	7,567	5,273	-13,880	3,629

Income tax 1)	-1,640	-2,688	-1,392	2,881	-1,016

Net income (loss)	4,217	4,879	3,881	-10,999	2,613

Net income (loss) attributable to:
Owners of the Parent Company	4,149	4,779	3,814	-11,132	2,559
Non-controlling interests	68	100	67	133	54
Other information
Average number of shares, basic (million)	3,333	3,333	3,333	3,332	3,331
Earnings (loss) per share, basic (SEK) 3)	1.25	1.44	1.14	-3.34	0.77
Earnings (loss) per share, diluted (SEK) 3) 4)	1.24	1.44	1.14	-3.34	0.77

1)	Q2 2024 includes an impairment of intangible assets, of which R&D expenses SEK -1.2 billion, SG&A expenses SEK -12.6 billion and income tax SEK 3.7 billion.
2)	Q2 2024 includes a goodwill impairment of SEK -1.3 billion. Q1 2024 includes a one-time gain of SEK 1.9 billion from the resolution of a commercial dispute.
3)	Based on net income attributable to owners of the Parent Company.
4)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

19 Ericsson | First quarter report 2025. April 15, 2025.	Financial statements

Condensed consolidated statement of cash flows – isolated quarters

	2025	2024

Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Operating activities
Net income (loss)	4,217	4,879	3,881	-10,999	2,613
Adjustments for
Taxes	1,754	2,563	1,397	-2,693	1,273
Earnings/dividends in associated companies	2	387	110	-41	3
Depreciation, amortization and impairment losses	2,750	2,815	2,292	18,015	2,612
Other	115	528	592	424	340
	8,838	11,172	8,272	4,706	6,841

Changes in operating net assets
Inventories	-2,268	2,876	1,358	3,239	2,735
Customer finance, current and non-current	1,864	-225	1,211	-365	2,134
Trade receivables and contract assets	-312	-3,041	3,524	1,857	236
Trade payables	-1,572	2,580	-3	1,941	-4,022
Provisions and post-employment benefits	-2,315	958	955	304	-2,270
Contract liabilities	8,596	-407	-117	-1,398	6,520

Other operating assets and liabilities, net	-6,830	5,088	859	890	-4,600
	-2,837	7,829	7,787	6,468	733

Interest received	676	518	506	385	391
Interest paid	-771	-543	-526	-677	-1,297
Taxes paid	-1,548	-1,463	-1,642	-1,606	-1,593

Cash flow from operating activities	4,358	17,513	14,397	9,276	5,075

Investing activities
Investments in property, plant and equipment	-729	-667	-540	-699	-434
Sales of property, plant and equipment	39	14	36	42	24
Acquisitions/divestments of subs. and other operations, net	-4	-95	-62	-48	-106
Product development	-307	-323	-264	-327	-386
Purchase of interest-bearing securities	-6,520	-6,642	-5,517	-5,845	-1,618
Sales of interest-bearing securities	5,704	2,605	4,937	1,501	2,204

Other investing activities	3,122	-3,219	1,113	-611	-1,025
Cash flow from investing activities	1,305	-8,327	-297	-5,987	-1,341

Financing activities
Proceeds from issuance of borrowings	-	485	1,161	2	1,967
Repayment of borrowings	-79	-373	-5,127	-16	-10,401
Dividends paid	-	-4,514	-8	-4,711	-
Repayment of lease liabilities	-593	-626	-607	-658	-601

Other financing activities	-60	-419	356	-313	538
Cash flow from financing activities	-732	-5,447	-4,225	-5,696	-8,497

Effect of exchange rate changes on cash	-4,226	2,823	-1,288	-705	1,421

Net change in cash and cash equivalents	705	6,562	8,587	-3,112	-3,342

Cash and cash equivalents, beginning of period	43,885	37,323	28,736	31,848	35,190

Cash and cash equivalents, end of period	44,590	43,885	37,323	28,736	31,848

20 Ericsson | First quarter report 2025. April 15, 2025.	Financial statements

Condensed Parent Company income statement

	Q1		Jan-Dec

SEK million	2025	2024	2024
Net sales	-	-	-
Cost of sales	-	-	-
Gross income	-	-	-
Operating expenses	-437	-370	-1,320
Other operating income and expenses	657	2,658	4,827
EBIT	220	2,288	3,507
Financial net	62	357	3,138
Income after financial items	282	2,645	6,645
Transfers to (-) / from untaxed reserves	-	-	-2,415
Income tax	-69	-453	-488
Net income	213	2,192	3,742

Condensed Parent Company statement of comprehensive income

	Q1		Jan-Dec

SEK million	2025	2024	2024
Net income	213	2,192	3,742
Other comprehensive income, net of tax	-	-	-
Total comprehensive income	213	2,192	3,742

21 Ericsson | First quarter report 2025. April 15, 2025.	Financial statements

Condensed Parent Company balance sheet

SEK million	Mar 31 2025	Dec 31 2024
Assets
Fixed assets
Intangible assets	155	160
Tangible assets	280	295

Financial assets 1)	125,940	121,721
	126,375	122,176
Current assets
Receivables	17,505	19,876
Short-term investments	5,008	12,222

Cash and cash equivalents	31,712	27,073

	54,225	59,171
Total assets	180,600	181,347

Stockholders’ equity, provisions and liabilities
Equity
Restricted equity	48,235	48,235

Non-restricted equity	13,049	22,335
	61,284	70,570

Provisions	107	144
Non-current liabilities	29,914	31,884

Current liabilities	89,295	78,749
Total stockholders’ equity, provisions and liabilities	180,600	181,347
1) Of which interest-bearing securities, non-current	24,436	19,439

22 Ericsson | First quarter report 2025. April 15, 2025.	Financial statements

Accounting policies and Explanatory notes (unaudited)

Note 1 – Accounting policies and Other changes

Accounting policies

The Group

This condensed consolidated interim financial report for the reporting period ended March 31, 2025, has been prepared in accordance with International Accounting Standard IAS 34 “Interim Financial Reporting”. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2024, and should be read in conjunction with that annual report. Amendments to IFRS standards that became effective during 2025 do not have a material impact on the result and financial position of the Company.

Changes applied in Q1 2025

New market area structure implemented in Q1 2025

On February 25, 2025, it was announced that effective March 15, 2025, two new market areas are created – market area Americas and market area Europe, Middle East and Africa. This is done by merging market area Europe and Latin America, market area North America, and market area Middle East and Africa. From Q1 2025 the following market area structure is presented:

-	Americas
-	Europe, Middle East and Africa
-	South East Asia, Oceania and India
-	North East Asia

The financial reporting by market areas is reflecting the new structure and prior quarters have been restated accordingly.

Updated definitions of Alternative performance measures (APMs)

From Q1 2025 the Company has decided to update the definitions of the following APMs. The Company believes the updated definitions better reflect the underlying results of the Company’s operations over time.

-	Return on capital employed (ROCE)
-	Capital turnover (CTO)
-	Inventory turnover days (ITO)
-	Days sales outstanding (DSO)
-	Days payables outstanding (DPO)
-	Operating working capital days

The APMs are now based on a rolling average rather than an average of the beginning and the end of the period. Prior periods have been updated accordingly. In addition, Operating working capital has been added as an APM. For more information, see the APM section in this report.

23 Ericsson | First quarter report 2025. April 15, 2025.	Accounting policies and Explanatory notes

Note 2 – Segment information

Net sales by segment by quarter
	2025		2024

Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	35,643	46,797	40,016	37,679	33,715
Of which Products	28,060	36,592	31,242	28,583	25,397
Of which Services	7,583	10,205	8,774	9,096	8,318
Cloud Software and Services	12,975	19,457	14,953	15,180	13,045
Of which Products	4,719	7,826	5,240	4,814	4,529
Of which Services	8,256	11,631	9,713	10,366	8,516
Enterprise	5,933	6,090	6,319	6,484	5,970

Other	474	569	506	505	595
Total	55,025	72,913	61,794	59,848	53,325

	2025		2024

Sequential change, percent	Q1	Q4	Q3	Q2	Q1
Networks	-24%	17%	6%	12%	-25%
Of which Products	-23%	17%	9%	13%	-27%
Of which Services	-26%	16%	-4%	9%	-19%
Cloud Software and Services	-33%	30%	-1%	16%	-33%
Of which Products	-40%	49%	9%	6%	-36%
Of which Services	-29%	20%	-6%	22%	-32%
Enterprise	-3%	-4%	-3%	9%	-11%

Other	-17%	12%	0%	-15%	-5%
Total	-25%	18%	3%	12%	-26%

	2025		2024

Year over year change, percent	Q1	Q4	Q3	Q2	Q1
Networks	6%	4%	-4%	-11%	-21%
Of which Products	10%	5%	-2%	-13%	-21%
Of which Services	-9%	-1%	-10%	-6%	-19%
Cloud Software and Services	-1%	-1%	-4%	0%	-3%
Of which Products	4%	11%	5%	-7%	2%
Of which Services	-3%	-7%	-8%	4%	-5%
Enterprise	-1%	-9%	-5%	2%	0%

Other	-20%	-9%	-28%	-2%	-14%
Total	3%	1%	-4%	-7%	-15%

	2025		2024

Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	35,643	158,207	111,410	71,394	33,715
Of which Products	28,060	121,814	85,222	53,980	25,397
Of which Services	7,583	36,393	26,188	17,414	8,318
Cloud Software and Services	12,975	62,635	43,178	28,225	13,045
Of which Products	4,719	22,409	14,583	9,343	4,529
Of which Services	8,256	40,226	28,595	18,882	8,516
Enterprise	5,933	24,863	18,773	12,454	5,970

Other	474	2,175	1,606	1,100	595
Total	55,025	247,880	174,967	113,173	53,325

	2025		2024

Year over year change, percent	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	6%	-8%	-12%	-16%	-21%
Of which Products	10%	-7%	-12%	-17%	-21%
Of which Services	-9%	-9%	-12%	-13%	-19%
Cloud Software and Services	-1%	-2%	-2%	-1%	-3%
Of which Products	4%	3%	0%	-3%	2%
Of which Services	-3%	-4%	-3%	0%	-5%
Enterprise	-1%	-3%	-1%	1%	0%

Other	-20%	-14%	-16%	-9%	-14%
Total	3%	-6%	-9%	-11%	-15%

24 Ericsson | First quarter report 2025. April 15, 2025.	Accounting policies and Explanatory notes

Gross income by segment by quarter
	2025		2024

Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	18,112	22,326	19,332	17,139	14,851
Cloud Software and Services	5,069	7,243	5,537	5,407	4,834
Enterprise	3,338	3,306	3,307	3,310	2,865

Other	18	-168	9	-41	108
Total	26,537	32,707	28,185	25,815	22,658

	2025		2024

Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	18,112	73,648	51,322	31,990	14,851
Cloud Software and Services	5,069	23,021	15,778	10,241	4,834
Enterprise	3,338	12,788	9,482	6,175	2,865

Other	18	-92	76	67	108
Total	26,537	109,365	76,658	48,473	22,658

EBIT (loss) by segment by quarter
	2025		2024

Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	7,040	9,267	7,492	4,750	4,156
Cloud Software and Services	71	1,099	-443	-728	-363
Enterprise	-1,014	-1,876	-1,201	-17,424	-1,582

Other	-166	-532	-74	-117	1,889
Total	5,931	7,958	5,774	-13,519	4,100

	2025		2024

Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	7,040	25,665	16,398	8,906	4,156
Cloud Software and Services	71	-435	-1,534	-1,091	-363
Enterprise	-1,014	-22,083	-20,207	-19,006	-1,582

Other	-166	1,166	1,698	1,772	1,889
Total	5,931	4,313	-3,645	-9,419	4,100

25 Ericsson | First quarter report 2025. April 15, 2025.	Accounting policies and Explanatory notes

Net sales by market area by quarter
	2025	2024 3)

Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Americas	20,762	25,737	23,366	19,838	16,449
Europe, Middle East and Africa 1) 2)	14,475	21,865	16,893	17,265	15,287
South East Asia, Oceania and India	7,226	8,449	7,702	7,694	8,565
North East Asia	3,215	7,090	3,686	4,561	3,424

Other 1) 2)	9,347	9,772	10,147	10,490	9,600
Total	55,025	72,913	61,794	59,848	53,325
1) Of which in Sweden	461	597	432	583	729
2) Of which in EU	7,566	10,935	8,157	8,606	7,566

	2025	2024 3)

Sequential change, percent	Q1	Q4	Q3	Q2	Q1
Americas	-19%	10%	18%	21%	-12%
Europe, Middle East and Africa 1) 2)	-34%	29%	-2%	13%	-33%
South East Asia, Oceania and India	-14%	10%	0%	-10%	-27%
North East Asia	-55%	92%	-19%	33%	-62%

Other 1) 2)	-4%	-4%	-3%	9%	-1%
Total	-25%	18%	3%	12%	-26%
1) Of which in Sweden	-23%	38%	-26%	-20%	115%
2) Of which in EU	-31%	34%	-5%	14%	-25%

	2025	2024 3)

Year over year change, percent	Q1	Q4	Q3	Q2	Q1
Americas	26%	38%	37%	11%	-17%
Europe, Middle East and Africa 1) 2)	-5%	-4%	-8%	-3%	-1%
South East Asia, Oceania and India	-16%	-28%	-44%	-44%	-38%
North East Asia	-6%	-22%	-31%	-10%	-22%

Other 1) 2)	-3%	1%	1%	6%	6%
Total	3%	1%	-4%	-7%	-15%
1) Of which in Sweden	-37%	76%	-5%	58%	19%
2) Of which in EU	0%	8%	4%	7%	-8%

	2025	2024 3)

Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Americas	20,762	85,390	59,653	36,287	16,449
Europe, Middle East and Africa 1) 2)	14,475	71,310	49,445	32,552	15,287
South East Asia, Oceania and India	7,226	32,410	23,961	16,259	8,565
North East Asia	3,215	18,761	11,671	7,985	3,424

Other 1) 2)	9,347	40,009	30,237	20,090	9,600
Total	55,025	247,880	174,967	113,173	53,325
1) Of which in Sweden	461	2,341	1,744	1,312	729
2) Of which in EU	7,566	35,264	24,329	16,172	7,566

	2025	2024 3)

Year to date, year over year change, percent	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Americas	26%	16%	9%	-4%	-17%
Europe, Middle East and Africa 1) 2)	-5%	-4%	-4%	-2%	-1%
South East Asia, Oceania and India	-16%	-39%	-42%	-41%	-38%
North East Asia	-6%	-22%	-21%	-15%	-22%

Other 1) 2)	-3%	4%	4%	6%	6%
Total	3%	-6%	-9%	-11%	-15%
1) Of which in Sweden	-37%	32%	22%	34%	19%
2) Of which in EU	0%	3%	1%	-1%	-8%

3) 2024 has been restated to reflect the changes in market area structure, see note 1 “Accounting policies and Other changes” for more information.

26 Ericsson | First quarter report 2025. April 15, 2025.	Accounting policies and Explanatory notes

Net sales by market area by segment

	Q1 2025

SEK million	Networks	Cloud Software and Services	Enterprise	Other	Total
Americas	17,163	3,473	126	0	20,762
Europe, Middle East and Africa	8,284	5,952	239	0	14,475
South East Asia, Oceania and India	5,211	2,008	7	0	7,226
North East Asia	2,345	863	7	0	3,215

Other ¹	2,640	679	5,554	474	9,347
Total	35,643	12,975	5,933	474	55,025
Share of total	65%	24%	11%	0%	100%

1) Includes primarily IPR licensing revenues and a major part of segment Enterprise.

			Q1 2025

Sequential change, percent	Networks	Cloud Software and Services	Enterprise	Other	Total
Americas	-12%	-41%	-52%	-	-19%
Europe, Middle East and Africa	-36%	-31%	-8%	-	-34%
South East Asia, Oceania and India	-9%	-26%	-56%	-	-14%
North East Asia	-58%	-43%	-13%	-100%	-55%

Other	-9%	-14%	0%	-14%	-4%
Total	-24%	-33%	-3%	-17%	-25%

			Q1 2025

Year over year change, percent	Networks	Cloud Software and Services	Enterprise	Other	Total
Americas	38%	-10%	100%	-100%	26%
Europe, Middle East and Africa	-12%	3%	80%	-100%	-5%
South East Asia, Oceania and India	-23%	10%	-30%	-	-16%
North East Asia	-6%	-3%	40%	-100%	-6%

Other	-2%	-1%	-4%	2%	-3%
Total	6%	-1%	-1%	-20%	3%

27 Ericsson | First quarter report 2025. April 15, 2025.	Accounting policies and Explanatory notes

Top 5 countries in sales

	Q1		Jan-Dec

Country, percentage of net sales1)	2025	2024	2024
United States	45%	37%	40%
India	7%	10%	6%
United Kingdom	4%	4%	4%
Japan	3%	3%	4%
China	3%	4%	4%

1) Based on Jan-Mar 2025. Includes IPR licensing revenues.

IPR licensing revenues by segment by quarter

	2025		2024

Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	2,606	2,870	2,853	3,187	2,539

Cloud Software and Services	572	630	626	700	557
Total	3,178	3,500	3,479	3,887	3,096

	2025		2024

Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	2,606	11,449	8,579	5,726	2,539

Cloud Software and Services	572	2,513	1,883	1,257	557
Total	3,178	13,962	10,462	6,983	3,096
Note 3 – Financial income and expenses, net
Financial income and expenses, net
	2025		2024

Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Financial income	619	587	724	742	681
Financial expenses	-805	-984	-991	-1,029	-1,099

Net foreign exchange gains/losses	112	6	-234	-74	-53
Total	-74	-391	-501	-361	-471

	2025		2024

Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Financial income	619	2,734	2,147	1,423	681
Financial expenses	-805	-4,103	-3,119	-2,128	-1,099

Net foreign exchange gains/losses	112	-355	-361	-127	-53
Total	-74	-1,724	-1,333	-832	-471

28 Ericsson | First quarter report 2025. April 15, 2025.	Accounting policies and Explanatory notes

Note 4 – Provisions

Provisions

	2025	2024

Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Opening balance	11,715	10,544	10,200	10,065	11,706
Additions	1,055	3,329	2,761	2,472	783
Utilization	-3,009	-1,830	-1,872	-1,448	-2,140
Of which restructuring	-1,201	-1,201	-1,286	-755	-932
Reversal of excess amounts	-256	-651	-333	-411	-364

Reclassification, translation difference and other	-412	323	-212	-478	80
Closing balance	9,093	11,715	10,544	10,200	10,065
Of which restructuring	2,720	3,872	3,897	3,757	2,953

	2025	2024

Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Opening balance	11,715	11,706	11,706	11,706	11,706
Additions	1,055	9,345	6,016	3,255	783
Utilization	-3,009	-7,290	-5,460	-3,588	-2,140
Of which restructuring	-1,201	-4,174	-2,973	-1,687	-932
Reversal of excess amounts	-256	-1,759	-1,108	-775	-364

Reclassification, translation difference and other	-412	-287	-610	-398	80
Closing balance	9,093	11,715	10,544	10,200	10,065
Of which restructuring	2,720	3,872	3,897	3,757	2,953

29 Ericsson | First quarter report 2025. April 15, 2025.	Accounting policies and Explanatory notes

Note 5 – Financial risk management

There have been no changes to the fair value hierarchy categorization from that presented in the latest Annual Report. Where Level 2 and Level 3 fair value hierarchies apply, the inputs and valuation methods used remained unchanged. The book values and fair values of financial instruments are as follows:

Financial instruments

	Mar 31				Dec 31

SEK billion	2025				2024

	Fair value hierarchy level				Fair value hierarchy level

	Carrying value	Level 1	Level 2	Level 3	Carrying value	Level 1	Level 2	Level 3
Assets at fair value through profit or loss
Customer finance 1)	2.4	-	-	2.4	4.5	-	-	4.5
Interest-bearing securities	29.4	28.4	1.0	-	31.7	30.4	1.3	-
Cash equivalents 2)	24.0	0.8	23.2	-	24.3	0.3	24.0	-
Other financial assets	2.3	0.6	-	1.7	2.7	0.8	-	1.9
Other current assets	1.8	-	1.8	-	0.2	-	0.2	-

Assets at fair value through OCI
Trade receivables	41.4	-	-	41.4	44.2	-	-	44.2

Assets at amortized costs
Interest-bearing securities	0.1	-	-	-	0.3	-	-	-

Other financial assets	0.2	-	-	-	0.3	-	-	-
Total financial assets	101.6				108.2

Financial liabilities at designated FVTPL
Parent company borrowings	-33.3	-18.6	-14.7	-	-35.7	-19.7	-16.0	-

Financial liabilities at FVTPL
Other current liabilities	-0.7	-	-0.7	-	-3.3	-	-3.3	-

Liabilities at amortized cost
Trade payables	-26.5	-	-	-	-30.2	-	-	-

Borrowings	-2.2	-	-	-	-2.3	-	-	-
Total financial liabilities	-62.7				-71.5

1)  Year to date movements of customer finance receivables are as follows: additions of SEK 2.5 billion, disposals and repayments of SEK 4.3 billion and revaluation loss of SEK 0.2 billion.

2)  Total Cash and cash equivalent is SEK 44.6 (43.9 on Dec 31, 2024) billion, of which SEK 24.0 (24.3 on Dec 31, 2024) billion relating to Cash equivalents are presented in the table above.

Exchange rates used in the consolidation
						Jan-Mar		Jan-Dec

						2025	2024	2024
SEK/EUR - closing rate						10.85	11.53	11.49
SEK/USD - closing rate						10.03	10.69	10.99

30 Ericsson | First quarter report 2025. April 15, 2025.	Accounting policies and Explanatory notes

Note 6 – Cash flow

Information on investments

Investments in assets subject to depreciation, amortization, impairment and write-downs

	2025	2024

Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Additions
Property, plant and equipment	729	667	540	699	434
Capitalized development expenses	307	323	264	327	386

IPR, brands and other intangible assets	57	93	78	45	1
Total	1,093	1,083	882	1,071	821

Depreciation, amortization and impairment losses
Property, plant and equipment	1,029	1,117	924	1,161	941
Capitalized development expenses	444	409	410	349	312
Goodwill, IPR, brands and other intangible assets	721	666	429	15,945	793

Right-of-use assets	556	623	529	560	566
Total	2,750	2,815	2,292	18,015	2,612

	2025		2024

Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Additions
Property, plant and equipment	729	2,340	1,673	1,133	434
Capitalized development expenses	307	1,300	977	713	386

IPR, brands and other intangible assets	57	217	124	46	1
Total	1,093	3,857	2,774	1,892	821

Depreciation, amortization and impairment losses
Property, plant and equipment	1,029	4,143	3,026	2,102	941
Capitalized development expenses	444	1,480	1,071	661	312
Goodwill, IPR, brands and other intangible assets	721	17,833	17,167	16,738	793

Right-of-use assets	556	2,278	1,655	1,126	566
Total	2,750	25,734	22,919	20,627	2,612

Note 7 – Contingent liabilities and Assets pledged as collateral

Contingent liabilities and Assets pledged as collateral

SEK million	Mar 31 2025	Dec 31 2024
Contingent liabilities	3,067	3,559
Assets pledged as collateral	9,493	9,438

31 Ericsson | First quarter report 2025. April 15, 2025.	Accounting policies and Explanatory notes

Note 8 – Share information

Number of shares and earnings per share

			Q1		Jan-Dec

			2025	2024	2024
Number of shares, end of period (million)			3,348	3,344	3,348
Of which class A-shares (million)			262	262	262
Of which class B-shares (million)			3,086	3,082	3,086
Number of treasury shares, end of period (million)			16	12	16
Number of shares outstanding, basic, end of period (million)			3,333	3,332	3,333
Numbers of shares outstanding, diluted, end of period (million)			3,340	3,336	3,339
Average number of treasury shares (million)			16	13	15
Average number of shares outstanding, basic (million)			3,333	3,331	3,332
Average number of shares outstanding, diluted (million) 1)			3,340	3,335	3,339
Earnings per share, basic (SEK) 2)			1.25	0.77	0.01
Earnings per share, diluted (SEK) 1)			1.24	0.77	0.01

1)  Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

2)  Based on net income attributable to owners of the Parent Company.

The proposed dividend for 2024 of SEK 2.85 per share was approved by the AGM on March 25, 2025. The dividend will be paid in two installments. The first dividend payment of SEK 1.43 per share was made with the record date of March 27, 2025 with a payment date of April 1, 2025. The second dividend payment of SEK 1.42 per share will be made with the record date September 29, 2025, with an expected payment date of October 2, 2025.

Note 9 – Employee information

Number of employees

	2025	2024 2)

End of period	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Americas	15,857	16,034	16,554	16,791	17,051
Europe, Middle East and Africa 1)	40,677	41,387	41,993	43,017	42,989
South East Asia, Oceania and India	25,991	26,389	26,327	26,558	27,016

North East Asia	10,341	10,426	11,110	11,619	12,084
Total	92,866	94,236	95,984	97,985	99,140
1) Of which in Sweden	13,222	13,420	13,633	14,109	13,849

2)	2024 has been restated to reflect the changes in market area structure, see note 1 “Accounting policies and Other changes” for more information.

32 Ericsson | First quarter report 2025. April 15, 2025.	Accounting policies and Explanatory notes

Alternative performance measures (unaudited)

In this section, the Company presents its Alternative Performance Measures (APMs), which are not recognized measures of financial performance under IFRS. The presentation of APMs has limitations as analytical tools and should not be considered in isolation or as a substitute for related financial measures prepared in accordance with IFRS.

APMs are presented to enhance an investor’s evaluation of ongoing operating results, to aid in forecasting future periods and to facilitate meaningful comparison of results between periods.

Management uses these APMs to, among other things, evaluate ongoing operations in relation to historical results, for internal planning and forecasting purposes and in the calculation of certain performance-based compensation. APMs should not be viewed as substitutes for income statement or cash flow items computed in accordance with IFRS.

This section also includes a reconciliation of the APMs to the most directly reconcilable line items in the financial statements. For more information about non-IFRS key operating measures, see Ericsson Annual Report 2024.

From Q1 2025, the definition of Return on capital employed (ROCE) and Capital turnover (CTO) have been updated and is based on a rolling average rather than an average of the beginning and the end of the period. Prior periods have been updated accordingly. Operating working capital has been added as an APM.

From Q1 2025, the definitions of Inventory turnover days (ITO), Days sales outstanding (DSO), Days payables outstanding (DPO) and Operating working capital days have been updated and can be found in the end of this report. Prior periods have been updated accordingly.

The Company believes the updated definitions better reflect the underlying results of the Company’s operations over time.

33 Ericsson | First quarter report 2025. April 15, 2025.	Alternative performance measures

Sales growth adjusted for comparable units and currency

Sales growth adjusted for the impact of acquisitions and divestments as well as the effects of foreign currency fluctuations. Also named organic sales growth.

	2025		2024

Isolated quarters, year over year change	Q1	Q4	Q3	Q2	Q1
Reported net sales	55,025	72,913	61,794	59,848	53,325
Acquired business	-	-	-	-	-
Net FX impact	-1,817	683	1,832	22	740
Comparable net sales, excluding FX impact	53,208	73,596	63,626	59,870	54,065
Comparable quarter net sales adj. for acq/div business	53,325	71,881	64,473	64,444	62,553
Organic sales growth (%)	0%	2%	-1%	-7%	-14%

	2025		2024

Year to date, year over year change	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Reported net sales	55,025	247,880	174,967	113,173	53,325
Acquired business	-	-	-	-	-
Net FX impact	-1,817	3,277	2,594	762	740
Comparable net sales, excluding FX impact	53,208	251,157	177,561	113,935	54,065
Comparable quarter net sales adj. for acq/div business	53,325	263,351	191,470	126,997	62,553
Organic sales growth (%)	0%	-5%	-7%	-10%	-14%

34 Ericsson | First quarter report 2025. April 15, 2025.	Alternative performance measures

Items excluding restructuring charges and impairments of goodwill and intangible assets

Gross income, operating expenses, and EBIT are presented excluding restructuring charges, and for certain measures, as a percentage of net sales. EBIT is also presented excluding restructuring charges and impairments of goodwill and intangible assets.

	2025		2024

Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Gross income	26,537	32,707	28,185	25,815	22,658
Net sales	55,025	72,913	61,794	59,848	53,325

Gross margin (%)	48.2%	44.9%	45.6%	43.1%	42.5%

Gross income	26,537	32,707	28,185	25,815	22,658
Restructuring charges included in cost of sales	158	1,034	424	466	122

Adjusted gross income	26,695	33,741	28,609	26,281	22,780
Net sales	55,025	72,913	61,794	59,848	53,325

Adjusted gross margin (%)	48.5%	46.3%	46.3%	43.9%	42.7%

Operating expenses	-20,621	-24,391	-22,442	-38,084	-20,519
Restructuring charges included in R&D expenses	20	358	966	805	-10
Restructuring charges included in selling and administrative expenses	103	234	163	357	93

Operating expenses excluding restructuring charges	-20,498	-23,799	-21,313	-36,922	-20,436

EBIT (loss)	5,931	7,958	5,774	-13,519	4,100
Net sales	55,025	72,913	61,794	59,848	53,325

EBIT margin (%)	10.8%	10.9%	9.3%	-22.6%	7.7%

EBIT (loss)	5,931	7,958	5,774	-13,519	4,100
Total restructuring charges	281	1,626	1,553	1,628	205

Adjusted EBIT (loss)	6,212	9,584	7,327	-11,891	4,305
Net sales	55,025	72,913	61,794	59,848	53,325

Adjusted EBIT margin (%)	11.3%	13.1%	11.9%	-19.9%	8.1%

Adjusted EBIT (loss)	6,212	9,584	7,327	-11,891	4,305
Impairment of goodwill and intangible assets	-	213	-	15,120	-

Adjusted EBIT excluding impairments of goodwill and intangible assets	6,212	9,797	7,327	3,229	4,305
Net sales	55,025	72,913	61,794	59,848	53,325
Adjusted EBIT margin excluding impairments of goodwill and intangible assets (%)	11.3%	13.4%	11.9%	5.4%	8.1%

	2025		2024

Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Gross income	26,537	109,365	76,658	48,473	22,658
Net sales	55,025	247,880	174,967	113,173	53,325

Gross margin (%)	48.2%	44.1%	43.8%	42.8%	42.5%

Gross income	26,537	109,365	76,658	48,473	22,658
Restructuring charges included in cost of sales	158	2,046	1,012	588	122
Adjusted gross income	26,695	111,411	77,670	49,061	22,780
Net sales	55,025	247,880	174,967	113,173	53,325

Adjusted gross margin (%)	48.5%	44.9%	44.4%	43.4%	42.7%

Operating expenses	-20,621	-105,436	-81,045	-58,603	-20,519
Restructuring charges included in R&D expenses	20	2,119	1,761	795	-10
Restructuring charges included in selling and administrative expenses	103	847	613	450	93

Operating expenses excluding restructuring charges	-20,498	-102,470	-78,671	-57,358	-20,436

EBIT (loss)	5,931	4,313	-3,645	-9,419	4,100
Net sales	55,025	247,880	174,967	113,173	53,325

EBIT margin (%)	10.8%	1.7%	-2.1%	-8.3%	7.7%

EBIT (loss)	5,931	4,313	-3,645	-9,419	4,100
Total restructuring charges	281	5,012	3,386	1,833	205

Adjusted EBIT (loss)	6,212	9,325	-259	-7,586	4,305
Net sales	55,025	247,880	174,967	113,173	53,325

Adjusted EBIT margin (%)	11.3%	3.8%	-0.1%	-6.7%	8.1%

Adjusted EBIT (loss)	6,212	9,325	-259	-7,586	4,305
Impairment of goodwill and intangible assets	-	15,333	15,120	15,120	-

Adjusted EBIT excluding impairments of goodwill and intangible assets	6,212	24,658	14,861	7,534	4,305
Net sales	55,025	247,880	174,967	113,173	53,325
Adjusted EBIT margin excluding impairments of goodwill and intangible assets (%)	11.3%	9.9%	8.5%	6.7%	8.1%

35 Ericsson | First quarter report 2025. April 15, 2025.	Alternative performance measures

EBITA and EBITA margin / Adjusted EBITA and EBITA margin

Earnings before interest, income tax, amortizations and write-downs of acquired intangibles (including goodwill) also expressed as a percentage of net sales.

Adjusted EBITA also expressed as a percentage of net sales.

	2025		2024

Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Net income (loss)	4,217	4,879	3,881	-10,999	2,613
Income tax	1,640	2,688	1,392	-2,881	1,016
Financial income and expenses, net	74	391	501	361	471
Amortizations and write-downs of acquired intangibles	721	665	429	15,945	793
Of which segment Enterprise	389	549	378	15,916	762

EBITA	6,652	8,623	6,203	2,426	4,893
Net sales	55,025	72,913	61,794	59,848	53,325
EBITA margin (%)	12.1%	11.8%	10.0%	4.1%	9.2%
Restructuring charges	281	1,626	1,553	1,628	205
Adjusted EBITA	6,933	10,249	7,756	4,054	5,098
Adjusted EBITA margin (%)	12.6%	14.1%	12.6%	6.8%	9.6%

	2025		2024

Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income (loss)	4,217	374	-4,505	-8,386	2,613
Income tax	1,640	2,215	-473	-1,865	1,016
Financial income and expenses, net	74	1,724	1,333	832	471
Amortizations and write-downs of acquired intangibles	721	17,832	17,167	16,738	793
Of which segment Enterprise	389	17,605	17,056	16,678	762

EBITA	6,652	22,145	13,522	7,319	4,893
Net sales	55,025	247,880	174,967	113,173	53,325
EBITA margin (%)	12.1%	8.9%	7.7%	6.5%	9.2%
Restructuring charges	281	5,012	3,386	1,833	205
Adjusted EBITA	6,933	27,157	16,908	9,152	5,098
Adjusted EBITA margin (%)	12.6%	11.0%	9.7%	8.1%	9.6%

Additionally, Ericsson provides forward-looking targets for adjusted EBITA margin and Free cash flow before M&A as a percentage of net sales, which are non-IFRS financial measures. Ericsson has not provided quantitative reconciliation of these targets to the most directly comparable IFRS measures because certain information needed to reconcile these non-IFRS financial measures to the most comparable IFRS financial measures are dependent on specific items or impacts that are not yet determined, are subject to incarcerating and variability in timing and amount due to their nature, are outside of Ericsson’s control or cannot be predicted, including items and impacts such as currency exchange rate changes, acquisitions and disposals, and charges such as impairments or acquisition related charges. Accordingly, reconciliation of these non-IFRS forward-looking financial measures are not available without unreasonable efforts. Such unavailable reconciling items could significantly impact our results of operations and financial condition.

Rolling four quarters of net sales and adjusted EBITA margin (%)

Net sales, EBITA margin and restructuring charges as a sum of last four quarters.

	2025		2024

Rolling four quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Net sales	249,580	247,880	246,848	249,527	254,123
EBITA	23,904	22,145	20,216	17,841	15,957
Restructuring charges	5,088	5,012	4,906	4,241	5,746
Adjusted EBITA	28,992	27,157	25,122	22,082	21,703
Adjusted EBITA margin (%)	11.6%	11.0%	10.2%	8.8%	8.5%

36 Ericsson | First quarter report 2025. April 15, 2025.	Alternative performance measures

Gross cash and net cash, end of period

Gross cash: Cash and cash equivalents plus interest-bearing securities (current and non-current).

Net cash: Cash and cash equivalents plus interest-bearing securities (current and non-current) less borrowings (current and non-current).

	2025	2024

SEK million	Q1	Q4	Q3	Q2	Q1
Cash and cash equivalents	44,590	43,885	37,323	28,736	31,848
+ Interest-bearing securities, current	5,147	12,546	10,063	13,838	8,948
+ Interest-bearing securities, non-current	24,436	19,440	14,806	11,146	11,177
Gross cash, end of period	74,173	75,871	62,192	53,720	51,973
- Borrowings, current	5,597	6,137	3,134	8,067	8,491
- Borrowings, non-current	29,929	31,904	33,524	32,520	32,675
Net cash, end of period	38,647	37,830	25,534	13,133	10,807

Capital employed

Total assets less non-interest-bearing provisions and liabilities (which includes non-current provisions, deferred tax liabilities, contract liabilities, other non-current liabilities, current provisions, trade payables, current tax liabilities and other current liabilities).

	2025	2024

SEK million	Q1	Q4	Q3	Q2	Q1
Total assets	277,978	292,374	272,450	278,486	299,523
Less: Non-interest-bearing provisions and liabilities
Provisions, non-current	2,541	3,511	3,036	2,642	3,952
Deferred tax liabilities	1,365	1,295	1,255	1,295	3,999
Other non-current liabilities	888	996	889	865	839
Provisions, current	6,552	8,204	7,508	7,558	6,113
Contract liabilities	46,757	41,229	39,540	40,704	42,538
Trade payables	26,450	30,173	25,888	26,731	25,305
Current tax liabilities	2,664	3,322	3,821	3,710	3,810
Other current liabilities	41,655	40,677	36,903	38,485	35,786
Capital employed	149,106	162,967	153,610	156,496	177,181

Capital turnover

Rolling four quarters of net sales divided by five-point average for capital employed.

The definition is updated from Q1 2025. Prior periods are updated accordingly. Refer to the clarification provided at the beginning of the APM section.

	2025	2024

SEK million	Q1	Q4	Q3	Q2	Q1
Net sales, rolling four quarters	249,580	247,880	246,848	249,527	254,123
Average capital employed, rolling five quarters
Capital employed at end of period -4	177,181	177,965	170,926	197,676	195,403
Capital employed at end of period -3	156,496	177,181	177,965	170,926	197,676
Capital employed at end of period -2	153,610	156,496	177,181	177,965	170,926
Capital employed at end of period -1	162,967	153,610	156,496	177,181	177,965
Capital employed at end of period	149,106	162,967	153,610	156,496	177,181
Average capital employed, rolling five quarters	159,872	165,644	167,236	176,049	183,830
Capital turnover (times)	1.6	1.5	1.5	1.4	1.4

37 Ericsson | First quarter report 2025. April 15, 2025.	Alternative performance measures

Return on capital employed

Rolling four quarters of EBIT divided by five-point average for capital employed.

The definition is updated from Q1 2025. Prior periods are updated accordingly. Refer to the clarification provided at the beginning of the APM section.

	2025	2024

SEK million	Q1	Q4	Q3	Q2	Q1
EBIT (loss), rolling four quarters	6,144	4,313	2,203	-32,479	-19,272
Average capital employed, rolling five quarters
Capital employed at end of period -4	177,181	177,965	170,926	197,676	195,403
Capital employed at end of period -3	156,496	177,181	177,965	170,926	197,676
Capital employed at end of period -2	153,610	156,496	177,181	177,965	170,926
Capital employed at end of period -1	162,967	153,610	156,496	177,181	177,965
Capital employed at end of period	149,106	162,967	153,610	156,496	177,181
Average capital employed, rolling five quarters	159,872	165,644	167,236	176,049	183,830
Return on capital employed (%)	3.8%	2.6%	1.3%	-18.4%	-10.5%

Equity ratio

Equity expressed as a percentage of total assets.

	2025	2024

SEK million	Q1	Q4	Q3	Q2	Q1
Total equity	84,858	92,983	85,355	82,467	107,639
Total assets	277,978	292,374	272,450	278,486	299,523
Equity ratio (%)	30.5%	31.8%	31.3%	29.6%	35.9%

Return on equity

Annualized net income attributable to owners of the Parent Company as a percentage of average stockholders’ equity.

Annualization factor of four is used for isolated quarter.

Annualization factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for Jan-Dec.

	2025	2024

Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Net income (loss) attributable to owners of the Parent Company	4,149	4,779	3,814	-11,132	2,559
Annualized	16,596	19,116	15,256	-44,528	10,236
Average stockholders’ equity
Stockholders’ equity, beginning of period	94,284	86,630	83,840	109,137	98,673
Stockholders’ equity, end of period	86,039	94,284	86,630	83,840	109,137
Average stockholders’ equity	90,162	90,457	85,235	96,489	103,905
Return on equity (%)	18.4%	21.1%	17.9%	-46.1%	9.9%

	2025	2024

Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income (loss) attributable to owners of the Parent Company	4,149	20	-4,759	-8,573	2,559
Annualized	16,596	20	-6,345	-17,146	10,236
Average stockholders’ equity
Stockholders’ equity, beginning of period	94,284	98,673	98,673	98,673	98,673
Stockholders’ equity, end of period	86,039	94,284	86,630	83,840	109,137
Average stockholders’ equity	90,162	96,479	92,652	91,257	103,905
Return on equity (%)	18.4%	0.0%	-6.8%	-18.8%	9.9%

38 Ericsson | First quarter report 2025. April 15, 2025.	Alternative performance measures

Operating working capital

Inventories, contract assets, trade receivables, customer finance (current and non-current), advances to suppliers and prepaid expenses less contract liabilities and trade payables.

Operating working capital is added from Q1 2025. Refer to the clarification provided at the beginning of the APM section.

	2025	2024

SEK million	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Inventories	27,649	27,125	29,004	30,897	34,564
Contract assets	5,735	6,924	7,568	6,851	6,715
Trade receivables	41,428	44,151	38,018	43,578	46,246
Customer finance, current	2,396	4,332	3,843	4,590	3,717
Customer finance, non-current	27	190	221	843	1,406
Advance payments to suppliers 1)	46	47	108	146	167
Prepaid expenses 1)	3,749	2,659	2,737	3,244	3,501
Less: Contract liabilities	46,757	41,229	39,540	40,704	42,538
Less: Trade payables	26,450	30,173	25,888	26,731	25,305
Operating working capital	7,823	14,026	16,071	22,714	28,473

1) Part of Other current receivables in the consolidated balance sheet.

Free cash flow before M&A / Free cash flow after M&A / Free cash flow before M&A (% of net sales)

Free cash flow before M&A: Cash flow from operating activities less net capital expenditures, other investments (excluding M&A) and repayment of lease liabilities.

Free cash flow after M&A: Cash flow from operating activities less net capital expenditures, other investments and repayment of lease liabilities.

Free cash flow before M&A (% of net sales): Free cash flow before M&A as a percentage of net sales.

	2025	2024

Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Cash flow from operating activities	4,358	17,513	14,397	9,276	5,075
Net capital expenditures and other investments (excl. M&A)
Investments in property, plant and equipment	-729	-667	-540	-699	-434
Sales of property, plant and equipment	39	14	36	42	24
Product development	-307	-323	-264	-327	-386
Other investments 1)	-64	-87	-78	-39	-7
Repayment of lease liabilities	-593	-626	-607	-658	-601
Free cash flow before M&A	2,704	15,824	12,944	7,595	3,671
Acquisitions/divestments of subs and other operations, net	-4	-95	-62	-48	-106
Free cash flow after M&A	2,700	15,729	12,882	7,547	3,565
Net sales	55,025	72,913	61,794	59,848	53,325
Free cash flow before M&A (% of net sales)	4.9%	21.7%	20.9%	12.7%	6.9%

	2025	2024

Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Cash flow from operating activities	4,358	46,261	28,748	14,351	5,075
Net capital expenditures and other investments (excl. M&A)
Investments in property, plant and equipment	-729	-2,340	-1,673	-1,133	-434
Sales of property, plant and equipment	39	116	102	66	24
Product development	-307	-1,300	-977	-713	-386
Other investments 1)	-64	-211	-124	-46	-7
Repayment of lease liabilities	-593	-2,492	-1,866	-1,259	-601
Free cash flow before M&A	2,704	40,034	24,210	11,266	3,671
Acquisitions/divestments of subs and other operations, net	-4	-311	-216	-154	-106
Free cash flow after M&A	2,700	39,723	23,994	11,112	3,565
Net sales	55,025	247,880	174,967	113,173	53,325
Free cash flow before M&A (% of net sales)	4.9%	16.2%	13.8%	10.0%	6.9%

1) Other investments is part of the line item Other investing activities in the Consolidated cash flow statement. The differences are movements in other interest-bearing assets, which are not to be part of the definition of Free cash flow.

39 Ericsson | First quarter report 2025. April 15, 2025.	Alternative performance measures

Sales growth by segment adjusted for comparable units and currency

	2025	2024

Isolated quarter, year over year change, percent	Q1	Q4	Q3	Q2	Q1
Networks	3%	5%	-1%	-11%	-19%
Cloud Software and Services	-3%	0%	-1%	0%	-2%
Enterprise	-7%	-7%	-3%	0%	1%

Other	-23%	-10%	-26%	-5%	-14%
Total	0%	2%	-1%	-7%	-14%

	2025	2024

Year to date, year over year change, percent	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	3%	-6%	-10%	-15%	-19%
Cloud Software and Services	-3%	-1%	-1%	-1%	-2%
Enterprise	-7%	-2%	-1%	1%	1%

Other	-23%	-15%	-16%	-10%	-14%
Total	0%	-5%	-7%	-10%	-14%

Sales growth by market area adjusted for comparable units and currency
	2025	2024 1)

Isolated quarter, year over year change, percent	Q1	Q4	Q3	Q2	Q1
Americas	20%	40%	42%	10%	-16%
Europe, Middle East and Africa	-7%	-4%	-6%	-4%	-1%
South East Asia, Oceania and India	-17%	-28%	-43%	-44%	-37%
North East Asia	-8%	-22%	-29%	-3%	-16%
Other	-6%	3%	5%	7%	8%

Total	0%	2%	-1%	-7%	-14%

	2025	2024 1)

Year to date, year over year change, percent	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Americas	20%	18%	10%	-4%	-16%
Europe, Middle East and Africa	-7%	-4%	-4%	-3%	-1%
South East Asia, Oceania and India	-17%	-38%	-41%	-41%	-37%
North East Asia	-8%	-19%	-16%	-9%	-16%
Other	-6%	6%	6%	7%	8%

Total	0%	-5%	-7%	-10%	-14%

1) 2024 has been restated to reflect the changes in market area structure, see note 1 “Accounting policies and Other changes” for more information.

Rolling four quarters of net sales by segment

	2025	2024

Rolling four quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	160,135	158,207	156,408	157,929	162,690
Cloud Software and Services	62,565	62,635	62,736	63,347	63,275
Enterprise	24,826	24,863	25,471	25,825	25,720

Other	2,054	2,175	2,233	2,426	2,438
Total	249,580	247,880	246,848	249,527	254,123

40 Ericsson | First quarter report 2025. April 15, 2025.	Alternative performance measures

Gross margin by segment by quarter

	2025	2024

Isolated quarters, as percentage of net sales	Q1	Q4	Q3	Q2	Q1
Networks	50.8%	47.7%	48.3%	45.5%	44.0%
Cloud Software and Services	39.1%	37.2%	37.0%	35.6%	37.1%
Enterprise	56.3%	54.3%	52.3%	51.0%	48.0%

Other	3.8%	-29.5%	1.8%	-8.1%	18.2%
Total	48.2%	44.9%	45.6%	43.1%	42.5%

	2025	2024

Year to date, as percentage of net sales	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	50.8%	46.6%	46.1%	44.8%	44.0%
Cloud Software and Services	39.1%	36.8%	36.5%	36.3%	37.1%
Enterprise	56.3%	51.4%	50.5%	49.6%	48.0%

Other	3.8%	-4.2%	4.7%	6.1%	18.2%
Total	48.2%	44.1%	43.8%	42.8%	42.5%

EBIT margin by segment by quarter
	2025	2024

Isolated quarters, as percentage of net sales	Q1	Q4	Q3	Q2	Q1
Networks	19.8%	19.8%	18.7%	12.6%	12.3%
Cloud Software and Services	0.5%	5.6%	-3.0%	-4.8%	-2.8%
Enterprise	-17.1%	-30.8%	-19.0%	-268.7%	-26.5%

Other	-35.0%	-93.5%	-14.6%	-23.2%	317.5%
Total	10.8%	10.9%	9.3%	-22.6%	7.7%

	2025	2024

Year to date, as percentage of net sales	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	19.8%	16.2%	14.7%	12.5%	12.3%
Cloud Software and Services	0.5%	-0.7%	-3.6%	-3.9%	-2.8%
Enterprise	-17.1%	-88.8%	-107.6%	-152.6%	-26.5%

Other	-35.0%	53.6%	105.7%	161.1%	317.5%
Total	10.8%	1.7%	-2.1%	-8.3%	7.7%

41 Ericsson | First quarter report 2025. April 15, 2025.	Alternative performance measures

EBITA and EBITA margin by segment by quarter

	2025	2024

Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	7,367	9,375	7,536	4,771	4,179
Cloud Software and Services	76	1,107	-436	-721	-355
Enterprise	-625	-1,327	-823	-1,508	-820

Other	-166	-532	-74	-116	1,889
Total	6,652	8,623	6,203	2,426	4,893

	2025	2024

Isolated quarters, as percentage of net sales	Q1	Q4	Q3	Q2	Q1
Networks	20.7%	20.0%	18.8%	12.7%	12.4%
Cloud Software and Services	0.6%	5.7%	-2.9%	-4.7%	-2.7%
Enterprise	-10.5%	-21.8%	-13.0%	-23.3%	-13.7%

Other	-35.0%	-93.5%	-14.6%	-23.0%	317.5%
Total	12.1%	11.8%	10.0%	4.1%	9.2%

	2025	2024

Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	7,367	25,861	16,486	8,950	4,179
Cloud Software and Services	76	-405	-1,512	-1,076	-355
Enterprise	-625	-4,478	-3,151	-2,328	-820

Other	-166	1,167	1,699	1,773	1,889
Total	6,652	22,145	13,522	7,319	4,893

	2025	2024

Year to date, as percentage of net sales	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	20.7%	16.3%	14.8%	12.5%	12.4%
Cloud Software and Services	0.6%	-0.6%	-3.5%	-3.8%	-2.7%
Enterprise	-10.5%	-18.0%	-16.8%	-18.7%	-13.7%

Other	-35.0%	53.7%	105.8%	161.2%	317.5%
Total	12.1%	8.9%	7.7%	6.5%	9.2%

42 Ericsson | First quarter report 2025. April 15, 2025.	Alternative performance measures

Restructuring charges by function

	2025	2024

Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Cost of sales	-158	-1,034	-424	-466	-122
Research and development expenses	-20	-358	-966	-805	10

Selling and administrative expenses	-103	-234	-163	-357	-93
Total	-281	-1,626	-1,553	-1,628	-205

	2025	2024

Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Cost of sales	-158	-2,046	-1,012	-588	-122
Research and development expenses	-20	-2,119	-1,761	-795	10

Selling and administrative expenses	-103	-847	-613	-450	-93
Total	-281	-5,012	-3,386	-1,833	-205

Restructuring charges by segment
	2025	2024

Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	-108	-738	-585	-481	-95
of which cost of sales	-55	-645	-163	-214	-68
of which operating expenses	-53	-93	-422	-267	-27
Cloud Software and Services	-74	-695	-863	-816	-60
of which cost of sales	-102	-348	-243	-246	-49
of which operating expenses	28	-347	-620	-570	-11
Enterprise	-97	-150	-38	-285	-38
of which cost of sales	1	-2	-1	-3	-5
of which operating expenses	-98	-148	-37	-282	-33
Other	-2	-43	-67	-46	-12
of which cost of sales	-2	-39	-17	-3	0
of which operating expenses	0	-4	-50	-43	-12
Total	-281	-1,626	-1,553	-1,628	-205

	2025	2024

Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	-108	-1,899	-1,161	-576	-95
of which cost of sales	-55	-1,090	-445	-282	-68
of which operating expenses	-53	-809	-716	-294	-27
Cloud Software and Services	-74	-2,434	-1,739	-876	-60
of which cost of sales	-102	-886	-538	-295	-49
of which operating expenses	28	-1,548	-1,201	-581	-11
Enterprise	-97	-511	-361	-323	-38
of which cost of sales	1	-11	-9	-8	-5
of which operating expenses	-98	-500	-352	-315	-33
Other	-2	-168	-125	-58	-12
of which cost of sales	-2	-59	-20	-3	0
of which operating expenses	0	-109	-105	-55	-12
Total	-281	-5,012	-3,386	-1,833	-205

43 Ericsson | First quarter report 2025. April 15, 2025.	Alternative performance measures

Adjusted gross income and gross margin by segment

	2025	2024

Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	18,167	22,971	19,495	17,353	14,919
Cloud Software and Services	5,171	7,591	5,780	5,653	4,883
Enterprise	3,337	3,308	3,308	3,313	2,870

Other	20	-129	26	-38	108
Total	26,695	33,741	28,609	26,281	22,780

	2025	2024

Isolated quarters, as percentage of net sales	Q1	Q4	Q3	Q2	Q1
Networks	51.0%	49.1%	48.7%	46.1%	44.3%
Cloud Software and Services	39.9%	39.0%	38.7%	37.2%	37.4%
Enterprise	56.2%	54.3%	52.4%	51.1%	48.1%

Other	4.2%	-22.7%	5.1%	-7.5%	18.2%
Total	48.5%	46.3%	46.3%	43.9%	42.7%

	2025	2024

Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	18,167	74,738	51,767	32,272	14,919
Cloud Software and Services	5,171	23,907	16,316	10,536	4,883
Enterprise	3,337	12,799	9,491	6,183	2,870

Other	20	-33	96	70	108
Total	26,695	111,411	77,670	49,061	22,780

	2025	2024

Year to date, as percentage of net sales	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	51.0%	47.2%	46.5%	45.2%	44.3%
Cloud Software and Services	39.9%	38.2%	37.8%	37.3%	37.4%
Enterprise	56.2%	51.5%	50.6%	49.6%	48.1%

Other	4.2%	-1.5%	6.0%	6.4%	18.2%
Total	48.5%	44.9%	44.4%	43.4%	42.7%

44 Ericsson | First quarter report 2025. April 15, 2025.	Alternative performance measures

Adjusted EBIT (loss) and EBIT margin by segment

	2025	2024

Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	7,148	10,005	8,077	5,231	4,251
Cloud Software and Services	145	1,794	420	88	-303
Enterprise	-917	-1,726	-1,163	-17,139	-1,544

Other	-164	-489	-7	-71	1,901
Total	6,212	9,584	7,327	-11,891	4,305

	2025	2024

Isolated quarters, as percentage of net sales	Q1	Q4	Q3	Q2	Q1
Networks	20.1%	21.4%	20.2%	13.9%	12.6%
Cloud Software and Services	1.1%	9.2%	2.8%	0.6%	-2.3%
Enterprise	-15.5%	-28.3%	-18.4%	-264.3%	-25.9%

Other	-34.6%	-85.9%	-1.4%	-14.1%	319.5%
Total	11.3%	13.1%	11.9%	-19.9%	8.1%

	2025	2024

Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	7,148	27,564	17,559	9,482	4,251
Cloud Software and Services	145	1,999	205	-215	-303
Enterprise	-917	-21,572	-19,846	-18,683	-1,544

Other	-164	1,334	1,823	1,830	1,901
Total	6,212	9,325	-259	-7,586	4,305

	2025	2024

Year to date, as percentage of net sales	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	20.1%	17.4%	15.8%	13.3%	12.6%
Cloud Software and Services	1.1%	3.2%	0.5%	-0.8%	-2.3%
Enterprise	-15.5%	-86.8%	-105.7%	-150.0%	-25.9%

Other	-34.6%	61.3%	113.5%	166.4%	319.5%
Total	11.3%	3.8%	-0.1%	-6.7%	8.1%

Rolling four quarters of adjusted EBITA margin by segment (%)
	2025	2024

Rolling four quarters, as percentage of net sales	Q1	Q4	Q3	Q2	Q1
Networks	19.3%	17.5%	16.0%	14.0%	13.4%
Cloud Software and Services	4.0%	3.2%	3.6%	3.6%	3.0%
Enterprise	-15.0%	-16.0%	-14.1%	-13.2%	-11.7%

Other	-35.5%	61.4%	62.0%	43.6%	43.9%
Total	11.6%	11.0%	10.2%	8.8%	8.5%

45 Ericsson | First quarter report 2025. April 15, 2025.	Alternative performance measures

Adjusted EBITA and EBITA margin by segment

	2025	2024

Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	7,475	10,113	8,121	5,252	4,274
Cloud Software and Services	150	1,802	427	95	-295
Enterprise	-528	-1,177	-785	-1,223	-782

Other	-164	-489	-7	-70	1,901
Total	6,933	10,249	7,756	4,054	5,098

	2025	2024

Isolated quarters, as percentage of net sales	Q1	Q4	Q3	Q2	Q1
Networks	21.0%	21.6%	20.3%	13.9%	12.7%
Cloud Software and Services	1.2%	9.3%	2.9%	0.6%	-2.3%
Enterprise	-8.9%	-19.3%	-12.4%	-18.9%	-13.1%

Other	-34.6%	-85.9%	-1.4%	-13.9%	319.5%
Total	12.6%	14.1%	12.6%	6.8%	9.6%

	2025	2024

Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	7,475	27,760	17,647	9,526	4,274
Cloud Software and Services	150	2,029	227	-200	-295
Enterprise	-528	-3,967	-2,790	-2,005	-782

Other	-164	1,335	1,824	1,831	1,901
Total	6,933	27,157	16,908	9,152	5,098

	2025	2024

Year to date, as percentage of net sales	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	21.0%	17.5%	15.8%	13.3%	12.7%
Cloud Software and Services	1.2%	3.2%	0.5%	-0.7%	-2.3%
Enterprise	-8.9%	-16.0%	-14.9%	-16.1%	-13.1%

Other	-34.6%	61.4%	113.6%	166.5%	319.5%
Total	12.6%	11.0%	9.7%	8.1%	9.6%

Operating working capital days

Inventory turnover days (ITO): Five quarter average inventory divided by four quarter rolling absolute value of cost of sales excluding restructuring charges multiplied by 365, expressed as number of days.

Days sales outstanding (DSO): Five quarter average of contract assets, trade receivables and customer finance (current and non-current) less contract liabilities divided by four quarter rolling net sales multiplied by 365, expressed as number of days.

Days payables outstanding (DPO): Five quarter average of advances to suppliers and prepaid expenses less trade payables divided by four quarter rolling absolute value of cost of sales excluding restructuring charges multiplied by 365, expressed as number of days.

Operating working capital days: ITO plus DSO less DPO

The definition is updated from Q1 2025. Prior periods are updated accordingly. Refer to the clarification provided at the beginning of the APM section.

	2025	2024

	Q1	Q4	Q3	Q2	Q1
Inventory turnover days (ITO)	81	84	92	97	100
Days sales outstanding (DSO)	17	23	26	29	30

Less: Days payables outstanding (DPO)	64	64	63	64	65
Operating working capital days	34	43	55	62	65

46 Ericsson | First quarter report 2025. April 15, 2025.	Alternative performance measures

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ STELLA MEDLICOTT
Stella Medlicott
Senior Vice President,
Chief Marketing and Communications Officer

By:	/s/ LARS SANDSTRÖM
Lars Sandström
Senior Vice President, Chief Financial Officer

Date: April 16, 2025